UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

[  ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 For the fiscal year ended ______________________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to _______________

Commission file number: ___

Sovereign Chief Ventures Ltd.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1214, 675 West Hastings Street, Vancouver, British Columbia V6T 1N2 CANADA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered

N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 17,322,302

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been

subject to such filing requirements for the past 90 days. [   ] Yes      [   ] No     N/A  X

Indicate by check mark which financial statement item the registrant has elected to follow.

x Item 17   _ Item 18

Index to Exhibits on Page 79

     Sovereign Chief Ventures Ltd.
Form 20-F Registration Statement
Table of Contents

GLOSSARY OF TERMS

Abandoned Well - A well no longer in use, whether dry, inoperable or no longer productive, and the previous operator has intentionally relinquished its interest in the well.

Acidizing: a method of stimulating oil flow by pumping high-pressure hydrochloric acid into a well.

Aeolian: Pertaining to the wind; esp. said of such deposits as loess and dune sand, of sedimentary structures such as wind-formed ripple marks, or of erosion and deposition accomplished by the wind.

Anhydrite: A mineral made up of Calcium, Sulfur and oxygen.

Arenite: A general name for sedimentary rocks composed of sand-sized fragments.

Barrel or BBL: 34.972 Imperial gallons or 42 US gallons

BCF: One billion cubic feet.

BO or bbls: Barrels of oil.

BOPD: Barrels of oil per day.

Calcareous: A substance that contains calcium carbonate which is one of the most stable, common, and widely dispersed of materials and occurs in nature as such common materials as chalk, limestone and marble.

Casing - Pipe cemented in the well to seal off formation fluids or keep the hole from caving in.

Cement: To place cement in a borehole to seal off caves or fissures or to fill cavities or caverns encountered in drilling.

developed acreage That acreage which is spaced or assignable to productive wells.

Dip: The angle of a slope, vein, rock stratum, or borehole is measured from the horizontal plane downward.

Dipmeter: An instrument that measures both the amount and direction of dip by readings taken in the borehole

Dolomite: A carbonate sedimentary rock; A mineral primarily made up of calcium and magnesium.

Evaporite: A nonclastic sedimentary rock composed primarily of minerals produced from a saline solution as a result of extensive or total evaporation of the solvent.

Gross Acres: The total number of acres in which the Company holds a working interest or the right to earn a working interest.

Gross Reserves: The total reserves estimated to be economically recoverable.

Gross Wells: The total number of wells in which the Company has a working interest.

Igneous: Rock or mineral that solidified from molten or partly molten material such as from magma; also, applied to processes leading to, related to, or resulting from the formation of such rocks. Igneous rocks constitute one of the three main classes into which rocks are divided.

Lease: A contract between a landowner and another, granting the latter the right to search for and produce oil or natural gas upon payment of an agreed rental, bonus, and/or royalty.

Lens: A geologic deposit bounded by converging surfaces (at least one of which is curved), thick in the middle and thinning out toward the edges, resembling a convex lens.

Lenticular: Resembling in shape the cross section of a lens.

Liquids Crude oil and natural gas liquids.

Log: A tabular or graphic description of drilling conditions or sub-surface features prepared during the drilling of a well or its subsequent evaluation.

MBO: One thousand barrels of oil.

MCF: One thousand cubic feet.

Md: Millidarcies - a term used to measure the relative ease with which oil and gas can flow.

Metamorphic Rock: Any rock derived from preexisting rocks by mineralogical, chemical, and/or structural changes, essentially in the solid state, in response to marked changes in temperature, pressure, shearing stress, and chemical environment, generally at depth in the Earth's crust.

MMBOE: One million barrels of oil equivalent.

MMCF: One million cubic feet.

MMCFD: One million cubic feet per day.

Natural gas liquids (NGL): Liquid hydrocarbons found in association with natural gas.

Net Reserves: The Company's lessor royalty, overriding royalty, and working interest share of reserves from the properties, after deduction of all freehold, and overriding royalties payable to others.

Net Wells: The gross wells multiplied by the percentage working interest therein owned or to be owned by the Company.

Net Acres: The gross acres multiplied by the percentage working interest therein owned or to be owned by the Company.

NGLs Natural gas liquids.

Offset Well: A well drilled near a discovery well, or a well near the boundary of a lease opposite a completed well on an adjacent lease.

Operator: The Company that has the authority to drill wells and undertake the production of any hydrocarbons that are found. The operator is usually a company that is part of a consortium and acts on behalf of all the partners.

Override: A royalty or percentage of the gross income from production deducted from the working interest.

Overthrust: A low-angle thrust fault of large scale, with displacement generally measured in kilometers.

Pay Zone: The stratum of rock in which oil and/or gas is found.

Red Beds: Sedimentary strata composed largely of sandstone, siltstone, and shale that are predominantly red in color due to the presence of ferric oxide usually coating individual grains.

Reef: A ridgelike or moundlike structure, layered or massive, built by sedentary calcareous organisms, esp. corals, and consisting mostly of their remains.

Reenter: To enter a previously abandoned well.

Rhyolite: A group of extrusive igneous rocks commonly exhibiting flow texture. Or, any rock in that group; the extrusive equivalent of granite.

Sandstone: A medium-grained sedimentary rock composed of fragments of sand size set in a fine-grained matrix (silt or clay) and more or less firmly united by a cementing material; the consolidated equivalent of sand.

Shale: A fine-grained sedimentary rock, formed by the consolidation (esp. by compression) of clay, silt, or mud.

Shelf: The submerged border of a continent or of an island extending from the shoreline to the depth at which the sea floor begins to descend steeply toward the bottom of the ocean basin.

Shut-in Well: A well which is capable of producing oil or gas but is not presently producing due to production problems, lack of market or lack of required production equipment.

Spacing: The distance between adjacent wells on a property.

Trap: A geological structure in which hydrocarbons build up to form an oil or gas field.

Undeveloped Acreage: Lands on which there are no current reserves assigned.

Uplift: A structurally high area in the earth’s crust, produced by positive movements that raise or upthrust the rocks, as in a dome or arch.

Well Bore: The hole in the rock made by the drill bit.

Working Interest: The interest held by a company in an oil or natural gas property, which interest normally bears its proportionate share of the costs of exploration, development, and operation as well as any royalties or other production burdens.

Workover: The process whereby a completed production well is subsequently re- entered and any necessary cleaning. repair and maintenance work is done.

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Table No. 1
Company Directors and Officers

Name	Position	Business Address

Bill O. Wood	President and Director	333 Cedar Street, Suite 300,
Abilene, Texas 79601
Alfred E. Turton	Director	2208 Yewbrook Place
Vancouver BC V6P 6K4
Brian C. Irwin	Secretary and Director	10th Floor, 595 Howe Street,
Vancouver, British Columbia
V6C 2T2
Bill D. Saxon	Director	500 Crescent Court, Suite 270
Dallas, Texas 75201
Larry M. Van Hatten	Director	1650 West 1st Avenue,
Vancouver, British Columbia
V6J 1G1

The Company’s auditor is Bedford Curry & Co. Bedford Curry & Co. is located at 1281 West Georgia Street, Suite 801, Vancouver, B.C. V6E 3J7. Bedford Curry and Co. is a member of the Canadian Institute of Chartered Accountants. The telephone number for Bedford Curry & Co. is 604-689-4352 and the contact person is Michael J. Bedford, C.A. The Company banks with State National Bank which is located at 1049 North Third Street in Abilene, Texas. The zip code for State National Bank is 79601. The telephone number for State National Bank is 915-676-3800 and the contact person is Jim Fitzhugh.

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2001, 2000, and Fiscal 1999, ended December 31st was derived from the financial statements of the Company which have been audited by Bedford Curry & co., Independent Auditors, as indicated in their audit report which is included elsewhere in this Registration Statement. The selected financial data set forth for Fiscal 1998 and Fiscal 1997, ended December 31st are derived from the Company's audited financial statements, included herein.

The selected financial data as at and for the nine-month periods ended 9/30/2002 and 9/30/2001 have been derived from the un-audited consolidated financial statements of the company, also included herein and, in the opinion of the company, include all adjustments consisting of normally recurring adjustments necessary to present fairly the information set forth herein. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of results to be expected for the Company for the full fiscal year ending December 31, 2002.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnote #10 to the financial statements.

     Table No. 2
Selected Financial Data
(CDN$ in 000, except per share data)

	Nine	Nine	Year	Year	Year	Year	Year
	Months	Months	Ended	Ended	Ended	Ended	Ended
	9/30/02	9/30/01	12/31/01	12/31/00	12/31/99	12/31/98	12/31/97

Revenue	$74	$92	$111	$111	nil	nil	nil
Net Income (Loss)	($1,247)	($1,026)	($1,032)	($538)	($ 99)	($70)	($91)
(Loss) per Share	($0.08)	($0.08)	($0.09)	($0.07)	($0.03)	($0.02)	($0.03)
Dividends Per Share	0	0	0	0	0	0	0
Wtg. Avg. Shares (000)	14,956	12,100	12,100	7,465	3,261	N/A	N/A

Working Capital	$101	($ 16)	($113)	($1,166)	$402	$102	$171
Long-Term Debt	0	0	0	0	0	0	0
Shareholders’ Equity	$7,462	$6,547	$6,542	$7,490	$339	$102	$171
Total Assets	$7,547	$6,690	$6,836	$7,688	$437	$200	$215

US GAAP Net Loss	N/A	N/A	($1,373)	($2,480)	($98)	N/A	N/A
US GAAP Loss per Share	N/A	N/A	($0.11)	($0.33)	($0.03)	N/A	N/A
USGAAP Avg Shares	N/A	N/A	12,100	7,465	3,261	N/A	N/A

US GAAP Equity	N/A	N/A	$6,506	$7,473	N/A	N/A	N/A
US GAAP Total Assets	N/A	N/A	$6,800	$7,671	N/A	N/A	N/A

1. Cumulative U.S. GAAP deficit since inception of the development stage has been ($3,185,623) to 12/31/01.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 30th, the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of U.S. dollars required under that formula to buy one Canadian Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3
Canadian Dollar/U.S.Dollar

	Average	High	Low	Close
December 2002	$1.56	$1.57	$1.55	$1.58
November 2002	$1.57	$1.59	$1.55	$1.57
October 2002	$1.57	$1.59	$1.56	$1.57
September 2002	$1.58	$1.59	$1.55	$1.59
August 2002	$1.57	$1.60	$1.55	$1.56
July 2002	$1.53	$1.59	$1.51	$1.57

Nine Months Ended 9/30/02	$1.57	$1.61	$1.51	$1.59
Nine Months Ended 9/30/01	$1.54	$1.58	$1.49	$1.58

Fiscal Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.58
Fiscal Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Fiscal Year Ended 12/31/00	$1.50	$1.56	$1.44	$1.50
Fiscal Year Ended 12/31/99	$1.49	$1.53	$1.44	$1.44
Fiscal Year Ended 12/31/98	$1.49	$1.57	$1.41	$1.54

The exchange rate was 1.58 on December 31, 2002.

Statement of Capitalization and Indebtedness
Table No. 4
Statement of Capitalization and Indebtedness
December 15, 2002

Shareholders’ Equity:
Common Shares, no par value;
100,000,000 common shares authorized

17,322,302 common shares issued and outstanding	$11,894,837
Unissued Common Stock Subscribed	Nil
Retained Earnings (deficit)	($4,432,727
Net Stockholders’ Equity	$7,462,110
TOTAL CAPITALIZATION	$11,894,837

Stock Options Outstanding	1,558,000
Warrants Outstanding	3,732,000
Capital Leases	Nil
Guaranteed Debt	Nil
Secured Debt	Nil

Establishing and Maintaining Disclosure Controls and Procedures

Based on Management’s evaluation, the Company is in full compliance with establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14).

A certification for each principal executive officer and principal financial officer as required by Section 302 of the Sarbanes-Oxley Act of 2002 and SEC rule 33-8124 are attached as exhibits in Item 19.

Forward Looking Statements

This Registration Statement contains forward-looking statements. Words such as "anticipate", "believe", "expect", "future", "may", "will", "should", "plan", "will likely result", "intend", "are expected to", "will continue", " is anticipated", "estimate", "project or projected", and similar expressions identify forward-looking statements. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements. These statements are based on the Company’s beliefs and the assurances made using information currently available to the Company. Because these statements reflect its current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results could differ materially from the results discussed in the forward- looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the risk factors. A reader should not place undue reliance on these forward-looking statements. A reader should also remember that these statements are made only as of the date of this report and future events may cause them to be less likely to prove to be true.

The risks identified here are material risks. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company’s business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, not can it access the impact of all such risk factors on the Company’s business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Risk Factors

Oil and gas exploration has a high degree of risk and exploration efforts may be unsuccessful thus having a major negative impact on the Company:
There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of recoverable hydrocarbons in commercial quantities. Most exploration projects do not result in the discovery of commercially recoverable deposits and no assurance can be given that any particular level of recovery of mineral reserves or hydrocarbons will in fact be realized or that any identified deposit will ever qualify as a commercially recoverable (or viable) reserve which can be legally and economically exploited. There can be no assurance that hydrocarbons recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If exploration is unsuccessful, management would be required to evaluate and acquire additional projects which would require additional capital and if this capital were not obtained the Company could have to cease operations.

The Company has a lack of cash flow to support its business and if this situation is not remedied the Company will have to cease operations:
Only a portion of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings and has had negative cash flow from operations. Historically, the predominant source of funds available to the company is through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders and if the Company could not raise required capital it could have to cease operations.

The oil and gas industry has substantial exploration and operating hazards and if these hazards are not overcome by the management of Sovereign Chief Ventures it will have a major negative impact on the Company:
Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, hazards such as well fires, explosions, blowouts, and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. Although the Company's oil and gas subsidiary and/or the operators of the wells typically maintain liability insurance in an amount which they consider adequate the nature of these risks is such that liabilities could exceed policy limits, in which event the Company as a owner of an interest in these wells could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations. Any unforeseen hazard could have a negative effect on the Company’s operations and financial condition.

The Company will require additional financing to complete its business plan and If this additional financing is not obtained the Company could have to cease operations:
The Company intends to carry out exploration on certain of its properties during the current fiscal year as well as investigate the acquisition of additional exploration properties. The Company anticipates requiring additional funding to fulfill its plans as well as if its exploration programs are successful. There is no assurance that the Company will be able to obtain the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations. Any additional funding may be available at a price that is substantially lower than that paid by other shareholders which could cause excessive dilution to current shareholders. If the Company is unable to obtain additional financing at a price and/or time acceptable to management, it would have a negative effect on the Company’s operations.

Commodity prices may not support corporate profit and if this situation arises and continues for an extended period of time the Company could have to cease operations:
The oil and gas industry is intensely competitive and there is no assurance that, even if commercial quantities of resources are discovered and developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The price of oil and gas are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved recovery techniques, as well as changes to government regulations. Commodity prices below the Company’s economic threshold could force it to Cease Operations.

The Company’s operations are subject to substantial environmental regulations and if the required environmental regulations are not met, the Company could have to cease operations:
The current and anticipated future operations of the Company require permits from various federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining and petroleum industry. The Company’s exploration activities are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. All permits which the Company may require for future exploration may not be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, could have an adverse effect on any project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company.

The Company’s current oil and gas operations are operated by others which makes the Company substantially dependent upon third parties:

For all of the oil and gas projects in which the Company has a working interest or a royalty interests, another company serves as the operator of the project. The operator is responsible for the supervision of drilling, completion and production operations on each property. The success of the operations on each property largely depends upon the operator correctly performing its obligations. The failure of the operator to fulfill its obligations could result in negative operational and financial consequences to the Company.

The Company has a history of net losses and there is no assurance that this situation will change:
The Company has had net losses since August 12, 1987 (date of incorporation).

In Fiscal 2001, ended December 31st, the Company had a net loss of ($1,032,202); In Fiscal 2000, ended December 31st, the Company had a net loss of ($538,396) In Fiscal 1999, the Company had a net loss of ($97,823); The cumulative net loss from date of incorporation to December 31st has been ($3,185,623).

The Company is subject to foreign currency fluctuations and adverse exchange rates could have a negative effect on the Company’s operations:
At the present time, most of the Company’s activities are carried on in the United States. Accordingly, it is subject to risks associated with fluctuations in the rate of exchange between the Canadian dollar and United States dollar. The Company is currently not engaged in currency hedging to offset any risk of exchange rate fluctuation and currently has no plans to engage in currency hedging. Any major fluctuations in currency rates could have a negative effect on the Company’s operations and financial condition.

The Company is substantially dependent upon key personnel and the loss of any of these individuals could have an adverse effect on the Company:
The Company strongly depends on the business and technical expertise of its management and key personnel, specifically, Mr. Bill O. Wood, the President of the Company. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required.

The Company has no employment contracts with any of the executive officers.

The Company does not maintain key man life insurance for any of its employees.

The Company is classified as a “penny stock” in the United States and this constrains the ability of investors to buy and sell its common stock.
The Company’s stock is subject to “penny stock” rules as defined by regulators in the United States. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to purchase and sell the Company’s common stock.

The low level of trading volume for the Company’s common stock can make it difficult for investors to buy and sell it:
The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares. The limited daily trading activity in the Company’s stock can make it difficult for investors to readily sell their shares in the open market or to purchase additional shares.

It is difficult for U.S. investors to effect service of process against the Company
The Company is incorporated under the laws of the Province of British Columbia, Canada. A majority of the Company’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Item 4. Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s executive office is located at:
333 Cedar, Suite 300, Abilene, Texas 79601
Telephone: (915) 676-8500
E-Mail: info@schiefv.com or bowood40@aol.com

The contact person in Abilene, Texas is: Mr. Bill O. Wood, President.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SCV".

The Company has 100,000,000 common shares without par value authorized. At 12/31/2001, the end of the Company's most recent fiscal year, there were 12,590,302 common shares issued and outstanding. As of December 19, 2002 there were 17,322,302 common shares issued and outstanding.

Corporate Background

The Company was incorporated under the name of 331814 B.C. Ltd. on August 12, 1987 under the laws of the Province of British Columbia. Effective December 24, 1987, the Company changed its name to Golden Feather Mines Ltd., on June 3, 1988 to Feather Gold Resources Ltd. and on October 5, 1995 to Sovereign Chief Ventures Ltd.

The Company has one wholly owned subsidiary, Sovereign Resources Inc. (“Sovereign”) of Abilene, Texas, which was acquired by the Company on March 31, 2000. Sovereign is incorporated under the laws of the State of Texas. Unless the context otherwise requires, references herein to the “Company” include this wholly owned subsidiary.

The company owns, directly or indirectly, all of the shares of the subsidiaries.

Business

The Company is engaged in the business of acquiring interests in petroleum and natural gas rights, and the exploration for and development, production and sale of, petroleum and natural gas in the United States.

Through its acquisition of Sovereign on March 31, 2000, the Company acquired interests in two separate oil and gas projects, known as the Jones County Seismic Project and the Brookshire Dome Project. Prior to the acquisition of Sovereign, the Company was inactive, although its activities prior to becoming inactive were concentrated on mineral exploration. Since its acquisition of Sovereign, the Company has investigated a number of other oil and gas project opportunities and presently holds working interests in seven projects areas, three of which are producing.

The following table sets forth the number of gross and net exploratory development wells which were completed, capped, or abandoned during the fiscal year ended December 31, 2001. The Company was inactive and had no oil and gas operations during

1999. In March 2000 through its acquisition of Sovereign, the Company acquired interests in the Jones County and Brookshire Dome Projects. Sovereign had not participated in any drilling on the projects prior to their acquisition.

Year Ended December 31, 2001
	Gross	Net
Oil	7.29
Gas	2.10
Dry	3.25

TOTAL	12.64

Since December 31, 2000, the Company has participated in the drilling of an additional 18 wells on the Brookshire Dome Project, 8 of which were completed as oil wells and 10 as gas wells. (Subsequently, the Company disposed of its interest in the Brookshire Dome Project due to high operating costs and declining production.) All of the wells are shut-in pending installation of a larger capacity gas line and additional work. The Company also participated in the drilling of 2 oil wells (shut-in) on the Shackleford Project, the re-completion of a gas well on the Bee County Project and the XX Ranch #1 Well. The Curlee Griffith and XX Ranch wells are currently in production.

Sovereign owns a fifty percent working interest and a forty percent net revenue interest in the XX Ranch Project. The project covers 8,000 acres located in Coleman Country, Texas. Average leasehold cost is $50 per acre and has a term of three years. The average net revenue interest is Eighty percent. Sovereign’s cost for its 50% interest in the acreage, drilling and completion of the first well was $150,000.00 US.

The Coleman County area, south of Abilene, is technically the easternmost part of the Permian Basin. This region is the 9th largest petroleum basin in the world. The cumulative production for this Basin is over 40 billion barrels of oil (BBO), 100 trillion standard cubic feet of natural gas. The production of West Central Texas comes from a large number of relatively small fields. The district does not have any “giant” fields but individual wells can be prolific and there are numerous fields in Pennsylvanian and Permian limestone reefs and sand channels. Exploration costs in this region are very low compared to other producing basins in the U.S. because of the shallow depth and low leasehold costs. The average field reserve size has driven large exploration companies elsewhere to look for “significant-sized” discoveries, relegating the search for new reserves to a number of small independent companies and individual entrepreneurs. Reserves of 1,000,000 to 15,000,000 barrels of oil are typical oil fields for the area.

Plan of Operations

As of December 31, 2001, the end of the Company’s most recently completed fiscal year, the Company had a working capital deficit of ($112,791). As of September 30, 2002, the end of the first nine months of operation for Fiscal 2002, the Company had a working capital balance of $100,456. During the first nine months of Fiscal 2002, the Company issued common shares pursuant to various private placements with net proceeds of $2,167,451. These private placements are summarized below:

  On May 16, 2002, the Company sold 1,050,000 units at a price of $0.85 per unit. Each unit consisted of one common share and one share purchase warrant allowing the holder to purchase one additional common share at a price of $0.95 until May 16, 2003.
  On January 21, 2002, the Company sold 3,100,000 units at a price of $0.35 per unit. Each unit consisted of one common share and one share purchase warrant allowing the holder to purchase one additional common share at a price of $0.45 until January 31, 2003.
  On February 22, 2002, the Company sold 270,000 units at a price of $0.375 per unit. Each unit consisted of one common share and one share purchase warrant allowing the holder to purchase one additional common share at a price of $0.50 until February 25, 2003.
  On March 6, 2002, the Company sold 200,000 units at a price of $0.51 per unit. Each unit consisted of one common share and one share purchase warrant allowing the holder to purchase one additional common share at a price of $0.64 until March 7, 2003.

The Company announced on December 5, 2002 that it intended to carry out a public offering in Canada to raise a minimum of $1,000,000 and a maximum of $2,000,000 through the sale of units at $0.35 per unit. It is intended that each unit will consist of one common share and one common share purchase warrant which enables the holder to purchase an additional common share at a price of $0.38 for a period of two years after the offering closes.

Management intends for the proceeds of this offering, if it is successful, combined with the existing working capital to be used for exploration work on its properties.

In order to complete the acquisition of the Lasley project in Western Oklahoma and for drilling and/or completion costs of the current wells at the XX Ranch project, the Company has arranged a Bridge Loan of $500,000 (Canadian) which is repayable from the proceeds of the public offering in Canada announced on December 5, 2002 as described above or any other financing completed by the Company. The loan is with Quest Investment Corporation of Vancouver, British Columbia and calls for interest at 12% per month, due March 23, 2003 or sooner upon completion of a financing by the Company. The loan is guaranteed by Sovereign Resources and secured by a pledge of shares by Sovereign. A bonus of 10% of the amount of the loan is to be paid to Quest in the form of 190,476 common shares of Sovereign at a deemed price of $0.2625 per share as allowed under TSX Venture Exchange loan regulations.

DESCRIPTION OF PROPERTY

XX Ranch Project

The XX Ranch Project (formerly known as the “Morris Heirs Project”) is located in northwest Coleman County, Texas. The project covers 8,000 acres and the Company has a 50% working interest and a 40% net revenue interest in the project.

How Acquired

The Company acquired its interest in the project from Corinthian Energy Corporation in exchange for US$150,000 cash, which included the estimated costs for drilling the first well and the proportionate share of all land, legal and geological costs. The acquisition was at non-arms length as Corinthian Energy is a private company beneficially owned by Bill Wood, President of Sovereign. The Canadian Venture Exchange (now TSX Venture Exchange) approved the acquisition on December 11, 2001.

Property Location and Access

The property is located in Coleman County, Texas, which is in the west-central area of the state approximately 30 miles south of the city of Abilene. The property is covered by grassland and is located on active ranchland. Access is via paved road and across the ranchland which poses no obstacle to development.

Property Description and Geology

The XX Ranch Project covers 8,000 acres. Average leasehold cost is $50 per acre and has a term of three years. One producing well holds the acreage and there is no continuous drilling provision for the lease.

The region overlays the easternmost portion of the Permian Basin. The regional structure of West Central Texas is dominated by a north-south trending feature known as the Bend Arch, which begins at the Llano uplift in the eastern part of the eastern shelf region. This is a residual feature created by downwarps to the west (the Midland Basin), north (Fort Worth Basin), and the south and east (the Gulf of Mexico Basin). There are two additional features extending from the Llano Uplift, known as the Lampasas Arch, trending northeasterly and the Concho Arch, trending northwesterly, from the Llano Uplift.

The feature that addresses the study area is called the Concho Arch, or Platform. This feature was a prominent uplift in the Early Paleozoic Era and was a significant substrate on which large carbonate banks and reefs grew in the Mississippian and Pennsylvanian periods. Throughout the Pennsylvanian period, sediment development moved westward into the Midland Basin with each successively younger interval. The sea level fluctuated due to worldwide, regional and local tectonic movements. This cyclic characteristic was produced by the most important tectonic system affecting the southern margin of the North American continent, known as the Ouachita-Marathon Overthrust and Foldbelt. This continent-rimming system was created by the continuous collision of the impinging South American Plate from the south. This process began in the late Devonian, continued throughout the Mississippian and Pennsylvanian, and climaxed in the Early Permian Age. It affected the entire Permian Basin, as well as the basins of Oklahoma, Arkansas and Mississippi.

With each cyclic rise in sea level, carbonate platform growth flourished, giving rise to widespread limestone banks and reefs along the entire Eastern Shelf that extended increasingly westward into the Midland Basin. When sea level fell, down-cutting erosion occurred producing incised fluvial river channels on the platform itself, which delivered sand eroded from the Bend Arch into the Midland Basin where it formed numerous coalescing deltas at the shelf edge and submarine fans on the slope and into the large basin. The low-stand environment, caused by falling sea level, produced two significant hydrocarbon-trapping conditions. (1) Erosion cut into the upper layers of the limestone platform, articulating the surface, and creating isolated limestone bodies that could trap petroleum when later covered and sealed by marine shales during subsequent rises in sea level. (2) The creation of incised river channels across the limestone platform produced by numerous channel systems later filled with sands emanating from the Bend Arch to the east. When covered by marine shales during subsequent rises in sea level, an ideal hydrocarbon system of laterally distributed traps, reservoirs, seals and source rock (the shales) was created. The repetition of this process would repeat itself throughout the Pennsylvanian. Many small oil and gas fields would be produced in this vertically stacked system of limestone and sandstone traps.

At the southern end of the West Central Texas region, Paleozoic rocks outcrop at the surface on the north flank of the Llano uplift, where they on-lap the Precambrian crystalline igneous and metamorphic rocks. The uppermost 2000 ft. of the section consists of Permian rocks that crop out in the Abilene area, just south of the project. They range in age from Guadalupe to Clearfork, or Leonard, and consist of red beds, shales, dolomites and anhydrites. Below the outcrop section is the lower Leonard Series, which is dominantly dolomitic.

The youngest reservoir rocks are sand channels in the Wolfcamp Series in the Lower Permian. The most prolific reservoirs are sands and limestones in the Pennsylvanian, but reservoirs also present in Mississippian and Cambro-Ordovician formations. The Lower Permian and most of the Pennsylvanian reservoirs are lenticular sandstones. The sands in the Bend Series of the lowermost Pennsylvanian tend to have greater lateral continuity than the younger sands. Limestone reefs are locally present in the Pennsylvanian (especially in the Canyon) and in the Mississippian. In addition, a few non-reef limestones are productive, such as the “Caddo” in the Strawn series in the Lower Pennsylvanian. The oldest productive formation consists of the sands and dolomites of Cambrian age.

The traps of West Central Texas are either anticlinal or the result of varying permeability of the reservoir rocks. Combination traps of the two types are common. The hydrocarbons have accumulated in an up dip fold, but the distribution across the anticline has been controlled by reservoir rock thickness and permeability variations. Although faults are not abundant, they are present and play an important role in Cambrian oil accumulations on the south and west side of the region along the Fort Chadborne fault zone.

Within the area of Coleman County which contains the XX Ranch Project, there are several producing oil fields. The nearby Cree-Sykes field is believed to have similar geology to the Company’s project. Most of the oil at Cree-Sykes is produced from the Gardner sand. Accumulation is in an anticlinal ridge about 5 miles long that rises more than 20 feet above the oil-water interface. Oil occurs along the east–west structure, over the top, and about halfway down the south flank where the reservoir becomes wet. The regional dip is westward off the Bend Arch, but it is interrupted by down-dip furrowing caused by the presence of a series of anticlinal noses. There is also a furrowing parallel to regional strike, which may create minor closures on the plunging anticlines. Oil moving up the regional dip has been trapped in part by local closure, but mainly by the up-dip lensing out of porosity in the reservoir.

Exploration History

The Company has no documented history of exploration work conducted on the property prior to the Company’s acquisition of the project as the property was closed to oil and gas operations by the owners for a period of about 50 years prior to Corinthian Energy negotiating the lease. However, there is substantial documentation available concerning oil development by other companies on projects adjacent to the company’s project.

Current and Future Exploration Plans

The operator on the XX Ranch Project is Enrich Oil Corporation located in Abilene, Texas. Sovereign owns a fifty percent (50%) working interest and a forty percent (40%) net revenue interest in the project.

The Company plans to initially develop the project on 40 acre spacing per well allowing a maximum potential for 200 wells on the project. The Texas Railroad Commission minimum spacing is 20 acres per well, which would potentially allow a maximum of 400 wells on the project. The potential pay zones that produce in the area are the Morris sand, Gardner sand, Gray sand and Ellenburger dolomite at depths ranging from 3,300 feet to 4,600 feet.

To date, 5 wells have been drilled on the project. XX Ranch #1 was drilled in April of 2002 and is producing oil from the lower Ellenburger formation. Several other potential pay zones, including the upper and middle Ellenburger formation as well as the Morris and Gray sands have not been perforated, but may be at a later date. XX Ranch #2-4 finished drilling in July and intersected 28 feet of pay in the Gray sand and will be put into production as a gas well at a later date. XX Ranch #1-34 was completed in September and began flowing gas from the Gardner Formation at 200,000 cubic feet per day and 5 barrels of fluid. XX Ranch #1-28 has also been completed as a gas well. The fifth well, XX Ranch #2-34, was drilled in November/December 2002 and has tested gas to surface. A completion rig is scheduled to move onto the site to complete the well as soon as possible.

The Company’s crude oil on the XX Ranch project is being sold to Sunoco (Sun Oil Co.) under a monthly contract at a $2.20 bonus above West Texas Intermediate posted price. The gas from the project is being sold to Devon Energy.

Plans have been laid to begin drilling the sixth well, XX Ranch 3-34. The well will be drilled to approximately 4,000 feet or deep enough to test the Morris, Gardner and Gray sands.

Bee County Project

The Bee County project is located in Bee County, Texas, 45 miles northwest of the city of Corpus Christi. The project covers an area of approximately 504 acres. The Company has a 70% working interest and a 56% net revenue interest in the project and Javelina Oil and Gas Development serves as the Operator.

How Acquired

The Company acquired its interest in the project in January, 2001 from Javelina in exchange for its share of project costs.

Property Location and Access

The property is located in southeast Texas, 45 miles northwest of the city of Corpus Christi. The property is in Bee County on active, grassy ranchland. Access is via paved roads and across the ranchland, which is not an obstacle to development.

Property Description and Geology

The property consists of approximately 504 acres of grassland. The property is underlain by the Frio formation, which is comprised of olive-greenish, gray, calcareous shale containing fine angular, cloudy pale cherry sand and some white, fine volcanic ash. The formation attains a thickness of 600 feet on the structure. Based upon analysis of prior drill logs and subsurface correlation, a pronounced structure is evident on the property. A fault lies on the north side of the structure and runs east west and is the trapping feature for the sands.

Exploration History

The project contains 6 wells which were originally completed by a prior property holder during the 1970’s for oil. These wells were drilled into the Berkow sands at approximately 4,900 feet and produced oil at varying rates until the late 1990’s at which time the wells were shut in. Several properties nearby operated by other companies produce natural gas from the Sinton sand. This formation was not completed in the original wells but the drill logs indicate its presence.

Current and Future Work

Javelina and the Company designed a work program to target gas production from the sands from a depth of 4400 feet and above. The companies planned to complete 5 of the 6 existing wells as gas wells, with the Welder #2 well not included in the original program as it has tubing stuck in the hole at a depth of 3883 feet. As operator of the property, Javelina re-entered the Curlee-Griffith #1 well on the property in July, 2001. The Sinton sand was perforated from 3890’ to 3896’. The well was tested and put into production on January 4, 2002 and produced gas at a rate of 300 MCF per day. Production was sold to Transco Gas Gathering. However, shortly afterwards the well was shut-in due to low bottom hole pressure.

The Company's natural gas production on the Bee County project will be sold under a monthly contract based on a percentage of Henry Hub ship channel price and is set on the first day of each month, as follows:

Production	% Henry Hub	Production	% Henry Hub
0 – 299 MMBtu/day	96	500 - 1,199 MMBtu/day	98
300 - 499 MMBtu/day	97	1,200 MMBtu/day	99

The Company currently has no plans to resume exploration work at the Bee County property as management considers other properties within its portfolio to be of a higher priority. The successful penetration and production from the Sinton sands in Curlee-Griffith #1 suggests the property does have merit for future work.

West Texarkana (Bowie County) Project

The West Texarkana Project is located in Bowie County, Texas, within the townsite of Texarkana, Texas, which is situated in the extreme northeast portion of the state. The prospect is almost 113 acres in size and the Company has a five percent (5%) working interest and a three and nine-tenths percent (3.9%) net revenue interest before payout and a three and five-tenths percent (3.5%) net revenue interest after payout.

How Acquired

The Company acquired its interest in the Prospect from Saxon Oil in July 2002. Consideration was $30,000 for Saxon’s proportionate costs to date. The acquisition is considered to be non-arms length as Bill Saxon, Director of Sovereign, is a former Director and Officer of Saxon.

Property Location and Access

The prospect consists of 112.927 acres located in northeast Texas in Bowie County. The wellbore of the initial planned well will be located within the city limits of Texarkana, Texas. Sovereign owns a five percent (5%) working interest and a three and nine tenths percent (3.9%) net revenue interest before payout and a three and five tenths percent (3.5%) net revenue interest after payout. Weiser-Brown Operating Company of Magnolia, Arkansas is the operator of the project.

Property Description and Geology

The Bowie County fields are north of the updip limits of the Louann Salt and the Werner Anhydrite, where the thin Smackover lies directly on the Eagle Mills sand. The Eagle Mills is a succession of red sandstones and shales, and the associated igneous rocks. The top of the Eagle Mills is a major unconformity and many large faults exist, which terminate upward at the unconformity.

Structure is formed by relief on the Triassic unconformity. The West Texarkana field is a separate closure from the Tophat and Eylua fields lying to the west. All three fields trend east to west and appear to be an erosionally dissected Triassic horst block. These Triassic structures are not necessarily “igneous plugs” but are more likely erosion-resistant igneous rocks capped Triassic hilltops. The Smackover transgression failed to inundate all the Triassic topography leaving the Tophat, Eulau and West Texarkana as a chain of islands in the Smackover-Buckner Sea. Most of the Smackover igneous rocks contain carbonate grainstones with rounded volcanic pebbles testifying that the igneous activity was clearly pre-Jurassic.

The traps are four-way dip closures, complicated by stratigraphy and buried faults. The Triassic faults and igneous sills do not form lateral seals, and oil from Smackover source rocks has charged porous facies of both Smackover and Eagle Mills to common water levels. Smackover oil is found in the Triassic basement even on bald structures and below igneous rocks.

There are three reservoir horizons in the Eagle Mills / Smackover interval, which are the Smackover limestone, Smackover sand and the Eagle Mills sandstone. The Smackover limestone reservoir developed on the south flanks of the structures. The Smackover sands are clean, white mature quartz sandstone and may be present at the base of the Buckner and above either the igneous rocks or the typical red Eagle Mills sandstones. These are very fine to fine-grained quartz arenites. The Eagle Mill sandstones are stratigraphically deeper red shales and dirty, salmon-pink colored sandstones found here and elsewhere in the Ark-La-Texas area. The sandstones are very fine to fine grained and often silty.

3-D Seismic and dipmeter data indicate that the existing R.G. Shidet #1 well, which is located on Company’s property, is located on the Northwest flank of the Smackover structure. This is the backside of the bar, which was the lagoonal side during deposition, where the rock quality was poorer. The proposed drill location, which is predicted to have a bottom location on the seaward side of the structure, should encounter better rock properties, possibly with a multiple darcie-type permeability encountered in nearby Liberty-Eylau wells. According to the seismic data, the structural crest is about 300’ Southeast of the R.G. Shidet #1.

Exploration History

Within the region, the Eylau field was discovered in 1944 using early seismic data when seismic capability could only define the very gentle structural closures on top of the Buckner. Underlying high-relief structures were found using both modern seismic and well control from persistent wildcat efforts over a period of several decades. The Eylau field was extended in 1986 on a prospect developed using a dipmeter and oil shows from a neighboring well. The West Texarkana field was found with seismic and subsurface mapping.

On the Company’s West Texarkana Prospect is a former producing oil well. Known as the R.G. Shidet #1, this well was drilled in the early 1990’s and produced approximately 69,500 barrels of oil before the operator, in an attempt to stimulate production, acidized the well which led to significant water flow into the well. The operator subsequently tried a horizontal lateral off the existing vertical wellbore, but the effort was unsuccessful and the well was abandoned.

Current and Future Exploration Plans

The operator of the project, Weiser-Brown Operating Company, has begun drilling the Courtney #1 well to offset the formerly producing Shidet well by about 300 feet. It is intended that the well will be drilled to a depth of about 8,000 feet or deep enough to test the Smackover formation. Drilling of the Courtney #1 is scheduled to be completed during December, 2002. The Company estimates its cost for the acreage and drilling of the Brown #1 well to be US$30,000.

Chupadera Project

The project consists of a 296,000 acre lease in Lincoln and Socorro Counties, New Mexico. The Company has a one-quarter of one percent (0.25%) over-riding royalty interest in the project and no direct involvement in the operation. Enrich Oil Company is the operator of the project.

The project is located in rolling grassland about 20 miles north of the town of Carrizozo in south-central New Mexico. Access is provided by a network of county-maintained roads as well as access along two trans-continental gas pipelines which cross the project. The oil and gas leases are leased from several sources, with about 218,000 acres leased from the Federal Government, about 64,000 from the State of New Mexico and about 13,000 acres are fee lease. The leases expire on various dates from 2003 to 2006.

The project covers a major portion of the Carrizozo Permo- Pennsylvanian Basin. The 500 square-mile pull-apart basin as defined by recent seismic and gravity surveys and new well control is situated in the Atokan north-south trending wrench-fault system of central New Mexico and is filled with 10,000’+ of sediments including reservoir-quality sandstones and granite wash and mature black-shale source-rocks. Detailed gravity surveys, 26.8 miles of 2-D seismic lines (with well ties), photogeology, source-rock geochemistry, gas-sensing radar, surface soil geo-chemical survey, and other hydrocarbon-sensing disciplines, and subsurface well control has been performed on this project.

The Company participated in the drilling of one well on the project in 2001. Pipe was set and completion was performed, but the well produced Carbon Dioxide and the well was plugged and abandoned. Currently, the operator is studying the project’s potential for commercial production of Carbon Dioxide and Helium. The Company maintains a 0.25% over-riding royalty interest in the project. Therefore, the Company has no direct involvement in the operation of the project nor will the Company incur any additional costs related to the project.

Northwest Munday Project

The Northwest Munday Project originally consisted of approximately 200 acres of oil and gas leases located in Knox County, Texas. The Company has a one hundred percent (100%) working interest and a seventy eight percent (78%) net revenue interest in this project. However, the Company has allowed the majority of the leases which make up the project to expire and retains a single lease.

How Acquired

The Company acquired the project leases in September, 2001. The Company acquired the leases based upon management’s review of the hydrocarbon production of the surrounding area and the potential for exploration on the land.

Property Location and Access

The property is located in Knox County, Texas about 4.5 miles northwest of the town of Munday which is in the north-central area of the state. Access is by road to the property. The surface of the property is grassy with occasional small mesquite trees which is not an obstacle to either vehicle access or development.

Property Description and Geology

The area is underlain by Tannehill sands that are shallow Permian-age deposits laid down by fluvial channels that transcended this area of north central Texas from east to west across a low-dip coastal plain. Several productive hydrocarbon fields exist in the area producing from these sands which are relatively shallow. The upper Tannehill Sand is the primary producing horizon in the area and lies at a depth of around 2100 feet.

Exploration History

Before acquiring the leases which make up the project, management evaluated the history of exploration in the area. This included two previously drilled wells which were dry holes: The Paul Mayo No. 1, which lies adjacent to the Company’s property to the west, and the Penfalls No. 1 which lies on the eastern edge of the Company’s property. The distance between the two wells is approximately ½ mile. A review of the two wells and the property stratigraphy suggests that an up-dip pinch-out of the Upper Tannehill Sands lies between the two existing holes. It is believed that the sand was deposited as a point bar and may exhibit additional sand accumulation in the prospect area.

Current and Future Exploration Plans

The Company has allowed most of the leases to expire. At this time, the Company retains a single lease and has no current plans to conduct additional work on the project.

Parmelly Petree Project

The project covers 230 acres of oil and gas leases located in Taylor County, Texas. The Company has a twenty five percent (25%) working interest and a nineteen and a half percent (19.5%) net revenue interest in the project.

Property Location and Access

The property is located in Taylor County, Texas southwest of the city of Abilene. The region is agricultural and the surface of the property is planted with cotton. Access is via road and field access tracks.

Property Description and Geology

The region is underlain by the Cisco reef structure, a carbonate bank that extends northeast-southwest from Baylor County on the north, across Haskell, Jones, Taylor and into Runnels County on the south. Along this structure are several known carbonate reservoirs. The structure of the reservoir formations has been created by the draping of the beds over the axis of the Cisco reef (bank) buildup. Structure maps of these shallow fields exhibit a close correlation with the underlying reef topography. The structural closure appears to increase in magnitude with depth down to the top of the underlying reef. The maps exhibit a general northeast-southwest structural trend, which are approximately parallel to the strike of the axial axis of the underlying Cisco reef.

Drill logs from wells previously drilled on the property show the middle Flippen limestone was completely eroded. A sand deposit was recorded in the paleochannel. This sand strongly indicates the presence of a point bar sand deposit. A correlative sand deposit is present in other nearby wells, while the sand in adjacent wells was broken and shaly. In this area the middle Flippen limestone was not completely removed by paleochannel.

Exploration History

Several wells have been completed on the property by other operators in the past. The key well on the property is the Bright and Schiff #3-Parmelly, drilled in January, 1959. It was completed in the Capps lime from perforations at 4436-4459 feet. The IPF was 121 BOPD, plus 7% water. A study of the electric log reveals several potentially productive formations arrayed from a depth of 2469 to 2922 feet. The operator of the #3-Parmelly well ran 4606 feet of 5 1/2 casing and cemented with 150 sacks, which did not cover the shallow formations.

Current and Future Exploration Plans

The Company estimates its share of the costs to drill the first well is US$40,000 as well as an additional US$25,000 to complete the well. The objective reservoirs of this project are the Cisco Series carbonates, including the Flippen limestone (and channel sand) 2500-2600 feet, the Hope limestone 2600-2750 feet, the Breckenridge limestone 2750-2800 feet, and the Gunsight limestone 2910 feet. At this time, there are no plans to initiate exploration at the property.

Jones County Project

The Jones County Project originally consisted of 299.214 acres of oil and gas leases in Jones County, Texas. On 4 of the 5 prospects which make up the project, the Company currently has an overriding royalty which varies from 3.3% to 7.5%. Those prospects are operated by Texakoma Oil and Gas Corporation

(“Texakoma”) and contain 3 operating oil and gas wells. The Company allowed the lease on the 5th prospect to expire.

How Acquired

The Company acquired the original 299.214 acres of leases after obtaining or conducting 3D seismic surveys over an area of 121 square miles in Jones County, Texas, which lies just north of the city of Abilene. The Company subsequently farmed out 4 of the 5 prospects which make up the project to Texakoma in exchange for $90,000 in cash payments and overriding royalties which vary from 3.3% to 7.5%.

Property Description and Geology

The region overlays the easternmost portion of the Permian Basin. The regional structure of West Central Texas is dominated by a north-south trending feature known as the Bend Arch, which begins at the Llano uplift in the eastern part of the eastern shelf region. This is a residual feature created by downwarps to the west (the Midland Basin), north (Fort Worth Basin), and the south and east (the Gulf of Mexico Basin). There are two additional features extending from the Llano Uplift, known as the Lampasas Arch, trending northeasterly and the Concho Arch, trending northwesterly, from the Llano Uplift.

The feature that addresses the study area is called the Concho Arch, or Platform. This feature was a prominent uplift in the Early Paleozoic Era and was a significant substrate on which large carbonate banks and reefs grew in the Mississippian and Pennsylvanian periods. Throughout the Pennsylvanian period, sediment development moved westward into the Midland Basin with each successively younger interval. The sea level fluctuated due to worldwide, regional and local tectonic movements. This cyclic characteristic was produced by the most important tectonic system affecting the southern margin of the North American continent, known as the Ouachita-Marathon Overthrust and Foldbelt. This continent-rimming system was created by the continuous collision of the impinging South American Plate from the south. This process began in the late Devonian, continued throughout the Mississippian and Pennsylvanian, and climaxed in the Early Permian Age. It affected the entire Permian Basin, as well as the basins of Oklahoma, Arkansas and Mississippi.

With each cyclic rise in sea level, carbonate platform growth flourished, giving rise to widespread limestone banks and reefs along the entire Eastern Shelf that extended increasingly westward into the Midland Basin. When sea level fell, down-cutting erosion occurred producing incised fluvial river channels on the platform itself, which delivered sand eroded from the Bend Arch into the Midland Basin where it formed numerous coalescing deltas at the shelf edge and submarine fans on the slope and into the large basin. The low-stand environment, caused by falling sea level, produced two significant hydrocarbon-trapping conditions. (1) Erosion cut into the upper layers of the limestone platform, articulating the surface, and creating isolated limestone bodies that could trap petroleum when later covered and sealed by marine shales during subsequent rises in sea level. (2) The creation of incised river channels across the limestone platform produced by numerous channel systems later filled with sands emanating from the Bend Arch to the east. When covered by marine shales during subsequent rises in sea level, an ideal hydrocarbon system of laterally distributed traps, reservoirs, seals and source rock (the shales) was created. The repetition of this process would repeat itself throughout the Pennsylvanian. Many small oil and gas fields would be produced in this vertically stacked system of limestone and sandstone traps.

At the southern end of the West Central Texas region, Paleozoic rocks outcrop at the surface on the north flank of the Llano uplift, where they on-lap the Precambrian crystalline igneous and metamorphic rocks. The uppermost 2000 ft. of section consists of Permian rocks that crop out in the Abilene area, just south of the project. They range in age from Guadalupe to Clearfork, or Leonard, and consist of red beds, shales, dolomites and anhydrites. Below the outcrop section is the lower Leonard Series, which is dominantly dolomitic.

The youngest reservoir rocks are sand channels in the Wolfcamp Series in the Lower Permian. The most prolific reservoirs are sands and limestones in the Pennsylvanian, but reservoirs also present in Mississippian and Cambro-Ordovician formations. The Lower Permian and most of the Pennsylvanian reservoirs are lenticular sandstones. The sands in the Bend Series of the lowermost Pennsylvanian tend to have greater lateral continuity than the younger sands. Limestone reefs are locally present in the Pennsylvanian (especially in the Canyon) and in the Mississippian. In addition, a few non-reef limestones are productive, such as the “Caddo” in the Strawn series in the Lower Pennsylvanian. The oldest productive formation consists of the sands and dolomites of Cambrian age.

The traps of West Central Texas are either anticlinal or the result of varying permeability of the reservoir rocks. Combination traps of the two types are common. The hydrocarbons have accumulated in an up dip fold, but the distribution across the anticline has been controlled by reservoir rock thickness and permeability variations. Although faults are not abundant, they are present and play an important role in Cambrian oil accumulations on the south and west side of the region along the Fort Chadborne fault zone.

In Jones County, a typical sandstone field would be East Hamlin pool, in the northwestern part of the county. Most of the oil is produced from the lower Swastika sand of Cisco age. Accumulation is in an anticlinal ridge about 2 miles long that rises more than 40 feet above the oil-water interface. Oil occurs along the west flank of this north-south structure, over the top, and about halfway down the east flank where the reservoir sand pinches out. The regional dip is westward off the Bend Arch, but it is interrupted by down-dip furrowing caused by the presence of a series of anticlinal noses. There is also a furrowing parallel to regional strike, which may create minor closures on the plunging anticlines. Oil moving up the regional dip has been trapped in part by local closure, but mainly by the up-dip lensing out of porosity in the reservoir limestone. True limestone reefs in Jones County are known to produce hydrocarbons, especially within the Canyon

Current and Future Exploration Plans

The Company completed a 3D survey on the project before farming out the prospects to Texakoma. Texakoma has drilled and completed 3 wells on the property in 2000/2001, all of which are in production. The Company overriding royalties which vary from 3.3% to 7.5% but has no active interest in the property. Any future exploration decisions are up to the operator Texakoma.

Morgan Prospect

The Morgan Prospect is located in Jones County, Texas. The property is 206 acres in size and is situated approximately 26 miles northwest of the city of Abilene. The Company purchased a 12.5% working interest (10% net revenue interest) in the prospect from Corinthian Energy Corporation, a private company, in exchange for their proportional share of costs. That transaction is considered non-arms length as Bill Wood, President of Sovereign, owns Corinthian. Enrich Oil is the operator of the project.

The geology of the prospect is similar to that of Jones County described above. The prospect was leased due to a review of the geology of the property as well as its favorable location in close proximity to known oil fields. The partners drilled a single well in the prospect which was dry and abandoned. At the present time, there are no plans to resume exploration at the prospect. However, there has been recent exploration activity by other, non-related companies with properties in the area. The partners are awaiting results of this exploration before determining whether to resume exploration on the prospect.

Nail Ranch

The Company maintains a 13.75% working interest and a 11% net revenue interest in 1470 acres 7 miles north of Albany in Shackelford County, Texas. During 2001, the Company participated in the drilling of 2 wells on the project, Nail 1 -551 and Nail 2 – 551, with operator Intergas Resources of Abilene. Both wells were completed as oil wells. However, the wells are currently shut-in and production has not yet begun from those wells.

The operator has continued to explore the property. In October, Intergas successfully drilled the Nail 4-551 well. The well successfully intersected 18 feet of the primary zone, the Frye Sand formation, at a depth of 558 feet. Other hydrocarbon zones in the well at the Flippen lime at 970 feet, the Hope lime at 1,000 feet and the Breckenridge lime a depth of 1,040 feet. The well had pipe set to a total depth of 1,100 feet and the operation will perform completion of the well upon the availability of equipment.

Due to the drilling success of the Nail 4-551 well, the operator is currently securing permits to drill additional wells on the property. The Company intends to maintain its interest in the property.

Western Oklahoma Projects

Sovereign is presently a 50% partner with Western Oil and Gas Development Corp. of Oklahoma City and Saxon Oil of Dallas in reviewing a number of prospects in western Oklahoma within an Area of Mutual Interest (“AMI”). Log's, mud log's, seismic and subsurface analysis have been performed over three townships covering 69,120 gross acres. Western Oil and Gas will be the operator of any projects acquired by the partners. The Company estimates its share of the property acquisition and investigation costs to be approximately US$200,000.

The first oil and gas exploration project organized under this agreement is the Lasley Project.

Lasley Project

The Lasley project is and oil and gas exploration project of approximately 4,480 acres located 70 miles west of Oklahoma City, in western Oklahoma. There are 20 undeveloped locations identified within the project area.

How Acquired

The project was acquired as part of the Western Oklahoma development agreement with Saxon and Western Oil and Gas. The Company’s interest in each lease of the project varies due to varying royalties, but the Company plans to retain a 20% working interest throughout the entire project. On December 11, the Company announced that it has agreed to sell a 10% working interest in the Lasley Project to Bonanza Resources Corporation. Bonanza has made a deposit of US$27,000 for their participation in the project.

The project is subject to a 3% overriding royalty to Saxon Oil Company.

Property Description and Geology

The surface of the property is farmland that is primarily planted in cotton or wheat. Gas lines owned by several large Gas Purchasing companies such as Oklahoma Gas and Electric, Enogex, Inc. and Duke Energy run throughout the area and property. The project is accessible by paved roads and farm to market roads.

The region lies within the Anadarko Basin, the deepest interior cratonic basin in the continental United States. As much as 40,000’ of Paleozoic sedimentary rocks are present along the axis of the southern margin of this asymmetrical basin, and there may be another 20,000’ of Cambrian-age layered igneous rocks, mainly rhyolite flows with granite intrusives, beneath these and resting directly on Precambrian igneous and metamorphic rocks. The basin is bounded on the north by the Cambridge arch-Central Kansas uplift, on the northeast by the Nemaha uplift, on the east by the Arbuckle Mountains, on the south by the Wichita Mountains and Amarillo uplift, on the west by the Cimarron uplift, and on the northwest by the Las Animas arch.

In its early history, the Anadarko Basin was actually a part of a much larger area known as the Southern Midcontinent Region. Three major periods or phases of tectonics and sedimentation transformed this region into its current boundaries. The early epeirogenic phase is represented by Late Cambrian through Mississippian marine sediments deposited in a broad epicontinental sea known as the Oklahoma Basin. This basin, with its depocenter known as the Southern Oklahoma Aulacogen, was a shelf-like area that received a sequence of remarkably thick and extensive marine carbonates interbedded with thinner marine shales and sandstones. These sediments thicken into several slowly subsiding protobasins. One of these, the Anadarko Basin, received nearly 15,000’ of material. Some of the major hydrocarbon producing formations were deposited during this interval of time.

The middle phase of development of the region, and the most important in the formation of the Anadarko Basin, centered on orogenic activity during the Pennsylvanian Period. This activity was limited to folding, faulting, and uplift and was not accompanied by igneous or metamorphic activity. The broad, shallow-marine Oklahoma Basin was divided by sharply uplifted crustal blocks into a series of well-defined marine basins. Two of these, the Anadarko Basin and the Wichita-Amarillo block, had been subsiding together but were now separated by a series of high-angle reverse faults with displacements of as much as 40,000’. Rate of subsidence increased markedly with the Anadarko Basin receiving an additional 25,000’ of Paleozoic sediments.

The third and final phase, from the Permian Period to the present time, consisted of infilling of the basin with Permian red beds and evaporites. The last marine incursion occurred when shallow Cretaceous seas deposited carbonates over the south and west parts of the region. Regional eastward tilting of the Southern Midcontinent during the uplift of the Rocky Mountains in Late Cretaceous and Early Tertiary time established the dominant east-flowing river systems which deposited Late Tertiary alluvial, aeolian, and lacustrine sediments along with Quaternary terraces and alluvial deposits of today’s Oklahoma landscape.

The three primary zones of interest on the project are the Atoka sandstone at approximately 14,200’, various Red Fork zones at

13,200’-13,500’, together with the Lower Skinner sandstone at 12,200’ – 12,500’. Secondary targets will be the Marchand, Deese, Prue, and Upper Skinner sandstones, which are all somewhat shallower.

Exploration History

In Caddo and Canadian Counties 15 to 20 years ago, thin sandstones like the Skinner and Red Fork were often completed with poor results compared with today. The completion techniques used then often included fracing several zones simultaneously and thus probably failing to stimulate any one of them adequately. Also, treatment fluids with gels were used which had the capacity to reduce permeability and block pore throats owing to the accumulation of solid residues. Often times only a portion of the load was recovered prior to shutting in the wells while awaiting pipeline connection.

Current technique in the industry is to use binary foam, which introduces significantly less fluid to the formation and contains more sophisticated polymers resulting in fewer residues. Wells are never shut-in immediately after fracing and are allowed to flow for an extended period of time.

Current and Future Exploration Plans

The partners intend to drill the first well on the Project in the first quarter, 2003. The Company estimates its share of the drilling and completion costs to be US$300,000.

Item 5. Operating and Financial Review and Prospects

Overview

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2000 and December 31, 2001 and for the interim periods ended September 30, 2002 and September 30, 2001 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The effects of inflation and price changes have not had a material impact on the Company’s income or net sales revenue during the past three years.

The Company’s consolidated financial statements were prepared on a going concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. As at December 31, 2001, the Company had a cumulative loss of ($3,185,623). The Company’s ability to continue as a going concern is dependent upon the Company raising sufficient finds by way of equity financing and increased cash flow from operations.

Since the acquisition of Sovereign Resources Inc. effective March 31, 2000, the company has been engaged in the business of exploring for and developing oil and gas prospects. Substantially all of the Company’s oil and gas exploration activities are conducted jointly with others and the consolidated financial information reflects the Company’s proportionate interest in such activities.

The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion and depreciation.

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded deferred income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year-end prices; less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged to earnings.

The Company had no active business from 1995 until the Company completed the acquisition of Sovereign Resources Inc. on March 31, 2000.

Revenues for fiscal 2001 were $110,531 compared to $111,079 in 2000. Net loss from operations was $(1,032,202), an increase of 92% from 2000. Losses from operations in 2001 were high due to the write-off of $374,774 associated with the settlement of the deposit applied on the acquisition of The American Energy Group Ltd. and increases of wages and benefits to $214,805 compared to $116,575 in 2000 and an increase in investor relations to $155,523 compared to $77,003 in 2000.

Results of Operations

The Company has revenue producing oil wells in Texas. Revenues from oil and gas operations were $47,990 in fiscal 2000 and $109,757 in fiscal 2001. The balance of the Company’s interests is in the exploration stage with no offsetting revenues to sustain its exploration activities. Oil and gas prices in fiscal 2001 have been approximately 10-15% lower than fiscal 2000. Subject to unexpected changes in political or economic factors, the Company expects oil prices to remain in the range of US$18.00 to US$22.00 per bbl for 2002. Natural gas is expected to maintain its present levels of US$2.50 per MCF. The Company expects to have additional cash flow once new gas lines are installed on wells completed on the Bee County and XX Ranch Projects. The amount of additional cash flow is dependent on a number of factors including commodity prices and timing of installation.

Nine Months Ended 9/30/02 vs. Nine Months Ended 9/30/01

During the nine months ended September 30, 2002 the Company had revenue of $70,180 from oil and gas sales principally from the Brookshire and the Jones county wells (compared to $90,823 for the nine months ended September 30, 2001). The Company’s net loss for the nine months ended September 30, 2002 is ($1,247,101) compared to a net loss of ($1,026,520) for the comparable period in 2001.

During the nine months ended September 30, 2002 the Company expended $335,258 on legal and accounting fees, wages and employee benefits of $252,478, and investor relations of $167,032. During the same period ended in 2001, the Company expended $67,846 on legal and accounting fees primarily in connection with the proposed Blue Ridge and Boling Field acquisition, wages and employee benefits of $206,653, and investor relations of $141,928.

During the nine months ended September 30, 2002, The Company has granted stock options to purchase 300,000 shares at $1.00 per shares expiring May 29, 2007; 150,000 shares at $0.45 per share expiring January 4, 2007; and, 300,000 shares at $0.50 per share expiring January 31, 2007.

As at September 30, 2002 the Company had cash on hand and receivables of $185,997. The Company had obligations of $85,141 for drilling commitments and for general working capital. In order to meet its obligations the Company will rely upon revenues from its interests in the Jones County and Bee County wells. To the extent that revenues and repayments are insufficient to meet the obligations, the Company will be obliged to raise funds by the issuance of securities on a private placement basis. As at September 30, 2001 the Company had cash on hand and receivables of $126,668.

Fiscal 2001 Ended 12/31/2001 vs. Fiscal 2000 Ended 12/31/2000

The Company received $109,757 during the Fiscal year ended December 31, 2001 in revenues from oil and gas sales principally from the Brookshire and the Jones County wells. The Company received $47,990 during the year ended December 31, 2000 in revenues from oil and gas sales principally from the Brookshire and the Jones County wells.

Net loss for the year ended December 31, 2001 was $1,032,202 compared to $538,396 for the year ended December 31, 2000. The Company expended $121,229 on legal and accounting fees, wages and employee benefits of $214,805, and investor relations of $155,523 during the Fiscal year end of 2001. During Fiscal 2000 the Company expended $209,384 on legal and accounting fees primarily in connection with the propose Blue Ridge and Boling Field acquisition, wages and employee benefits of $116,575 and paid $52,140 to Kego Capital Corp. retained by the Company to assist with investor relations as announced October 6, 2000.

The Company issued 980,132 shares during Fiscal 2001, summarized as follows:

  371,143 shares were issued pursuant to a private placement for proceeds of $1,046,600;
  37,114 shares were issued for a finder’s fee;
  168,750 shares were issued pursuant to the exercise of share purchase warrants for proceeds of $38,813; and,
  403,125 escrowed shares were issued for proceeds of $4,031.

During Fiscal 2000 the Company issued 8,445,431 shares and cancelled 155,850 escrow shares. The share issuances are summarized as follows:

  400,050 shares were issued for a finder’s fee;
  3,500,000 shares were issued pursuant to the exercise of share purchase warrants for proceeds of $685,026;
  4,127,213 shares at a deemed value of $5,560,203 were issued for the purchase of a subsidiary; and,
  418,168 shares at a deemed value of $87,815 were issued to repay debt.
As at December 31, 2001 the Company had cash on hand and receivables of $181,383. The Company had obligations of $294,174 for drilling commitments and for general working capital. As at December 31, 2000 the Company had cash on hand and receivables of $1,363,943. The Company had obligations of $197,794 for drilling commitments and for general working capital.

Fiscal 2000 Ended 12/31/2000 vs. Fiscal 1999 Ended 12/31/1999

Net loss for the year ended December 31, 2000 was $538,396 compared to $97,823 for the year ended December 31, 1999. During Fiscal 2000 the Company expended $209,384 on legal fees primarily in connection with the propose Blue Ridge and Boling Field acquisition, wages and employee benefits of $116,575 and paid $77,003 to Kego Capital Corp., retained by the Company to assist with investor relations as announced October 6, 2000.

On November 26, 1999, the Company announced the completion of a private placement consisting of 1,750,000 Special Warrants to purchase up to an aggregate of 1,750,000 shares for net proceeds of $350,000.

Fiscal 1999 Ended 12/31/1999 vs. Fiscal 1998 Ended 12/31/98

Net loss for the year ended December 31, 1999 was $97,823 compared to $69,662 for the year ended December 31, 1998.

The Company as at December 31, 1998 had no business or properties and was looking for a business or property as part of the Company’s reorganization.

During the Fiscal year ended December 31, 1999 no securities or options were granted.

Liquidity and Capital Resources

The Company has historically relied upon advances from insiders and equity financings to fund its operations. The Company also relies upon revenues from its interests in producing oil and gas wells. During 1998 and 1999 and prior to its acquisition of Sovereign the Company was inactive and as a result its historical financial information is not necessarily indicative of the Company’s future prospects.

The Nine Months Ended 9/30/2002

The working capital of the Company at 9/30/02 was $100,856. At this date the Company’s working capital position was not sufficient to undertake the Company’s plans to continue exploration and related geotechnical work as well as fund the Company’s on-going general and administrative costs for the fiscal year. As disclosed in the Plan of Operations, the Company announced on December 5, 2002 that it intended to carry out a public offering to raise a minimum of $1,000,000 and a maximum of $2,000,000 through the sale of units at $0.35 per unit. It is intended that each unit will consist of one common share and one common share purchase warrant which enables the holder to purchase an additional common share at a price of $0.38 for a period of two years after the offering closes.

Management intends for the proceeds of this offering, if it is successful, combined with the existing working capital to be used for exploration work on its properties. As this offering has not yet closed, the Company has arranged a Bridge Loan of $500,000 (Canadian) which is repayable from the proceeds of the public offering in Canada announced on December 5, 2002 as described above or any other financing completed by the Company. The loan is with Quest Investment Corporation of Vancouver, British Columbia and calls for interest at 12% per month, due March 23, 2003 or sooner upon completion of a financing by the Company. The loan is guaranteed by Sovereign Resources and secured by a pledge of shares by Sovereign. A bonus of 10% of the amount of the loan is to be paid to Quest in the form of

190,476 common shares of Sovereign at a deemed price of $0.2625 per share as allowed under TSX Venture Exchange loan regulations. The Company intends to use the proceeds of the bridge loan to complete the acquisition of its interest in the Lasley project in Oklahoma and for drilling and/or completion of wells on the XX Ranch project in Texas.

Cash Used in the Nine Months Ended 9/30/02 Operating Activities totaled ($1,208,714) including the Net Loss of ($1,247,101). The only significant adjustment during this period was depletion and depreciation in the amount of $38,387.

Cash Used in the Nine Months Ended 9/30/02 on Investing Activities totaled ($745,090) consisting of exploration expenditures on petroleum and natural gas properties and the acquisition of equipment.

Cash Provided by Nine Months Ended 9/30/02 Financing Activities was $2,167,451 consisting of the issuance of common stock as described earlier in this document.

Fiscal 2001 Ended 12/31/2001

As of December 31, 2001 the Company had cash and accounts receivable of $181,383 (December 31, 2000: $251,865) and a negative working capital of ($112,791) (2000 working capital surplus of $1,166,150). As of December 31, 2001, the Company had obligations of $294,174 for drilling equipment and for general working capital. As of September 30, 2002 the Company had cash and accounts receivable of $185,997 (September 30, 2001: $181,383) and working capital of $100,856 (September 30, 2001 working capital deficit of ($112,791)).

During the fiscal year ended December 31, 2001, the Company raised a total of $1,130,269 through the issuance of Common Shares pursuant to private placements; the issuance of escrow shares; and, the exercise of share purchase warrants. In addition, during the same period, a total of $30,303 in promissory notes payable to shareholders was repaid.

Fiscal 2000 Ended 12/31/2000

The working capital of the Company at the end of Fiscal 2000 (December 31st) was $1,166,150 as compared to working capital of $338,748 at the end of Fiscal 1999. The Company had no long-term debt as of either date.

Cash Flows From Operation in the Twelve Months Ended 12/31/2000 totaled ($422,779) including the Net Loss of ($538,396). Significant adjustments included: depletion and depreciation of $49,711; an increase in accounts receivable of ($152,558); an increase in prepaid insurance of ($2,404); and, an increase in accounts payable of $220,868.

Cash From Investing Activities in the Twelve Months Ended 12/31/2000 totaled ($1,278,049), consisting of the following items: acquisition of equipment in the amount of ($48,116); petroleum and natural gas property exploration costs in the amount of ($120,259); and, an increase in deposits in the amount of ($1,109,674).

Cash Provided by Twelve Months Ended 12/31/2000 Financing Activities totaled $1,363,354 consisting of the issuance of common stock in the amount of $1,396,600 and a decrease in amounts due to shareholders in the amount of ($33,246).

Fiscal 1999 Ended 12/31/1999

The Company had working capital of $338,748 at 12/31/1999.

Cash Flows From Operations in the Twelve Months Ended 12/31/1999 totaled ($126,594), including the Net Loss of ($97,823). Significant adjustments included the following change in non-cash working capital balances related to operations: a decrease in accounts payable of ($28,771).

Cash Flows From Investing Activities in the Twelve Months Ended 12/31/1999 were nil.

Cash Provided By Twelve Months Ended 12/31/1999 Financing Activities totaled $364,200 consisting of an increase in share subscriptions in the amount of $335,026 and an increase in amounts due to shareholders in the amount of $29,174.

US GAAP Reconciliation with Canadian GAAP

Foreign currency translation - Under U.S. GAAP, the functional currency for Sovereign Resources, Inc. (USA) is the local currency. Accordingly, the current rate method of foreign currency translation is required to be used for conversion into Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rate prevailing on the balance sheet date. Shareholders equity accounts are translated using the prevailing rates on the transaction dates and revenues and expenses are translated using the average rate for the year.

As a result of the adjustments, total assets under U.S. GAAP as at December 31, 2000 and 2001 would have decreased to $7,670,613 and $6,799,890, respectively.

Translation adjustments resulting from foreign currency translations are recorded as a separate component of the shareholders equity section on the balance sheet.

Oil and Gas Properties - Under U.S. GAAP, the ceiling test under the full cost method performed for each cost center by comparing the net capitalized cost to the present value of the estimated future net revenues from production of proved reserves is calculated using a discount rate of 10%, net of the effects of future costs to develop and produce proven reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized cost is expensed in the period to which they relate. The difference had no material consequences as the Company does not have any proven reserves.

Variation in Operating Results

The Company is presently exploring the majority of its properties for sufficient reserves to justify production. Some of its properties are in production and the Company receives limited revenues from oil and gas production. Although oil and gas prices fluctuate, the Company expects these price changes to have little effect on its financial results. There is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production increases.

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals. Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. There cannot be a pre-

determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 10 to the financial statements. The value of the Canadian Dollar in relationship to the U.S. Dollar was 1.57 as of October 31, 2002.

The Company has primarily financed its activities through the distribution of equity capital. The timing of such distributions was dependent on the requirements of the Company and the economic climate. The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from operations or to achieve self-sustaining commercial operations for several years.

Item 6. Directors, Senior Management and Employees

Table No. 5 lists as of 12/19/2002 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada except for Bill O. Wood, President, who lives in Abilene, Texas and Bill Saxon, who lives in Dallas, Texas.

Table No. 5
Directors

Name	Age	Date of Appointment

Bill O. Wood (1)	48	March 31, 2002
Alfred E. Turton (1)	73	January 31, 2002
Brian C. Irwin (1)	62	October 16, 2000
Bill D. Saxon	73	June 17, 2002
Larry M. Van Hatten	55	June 17, 2002

(1) Member of the Audit Committee. The Audit Committee is composed of three Directors, one of whom is not an officer of the Company. The Audit Committee meets at once a year to review the annual audited financial statements and make appropriate recommendations to the Board of Directors based upon their review.

Table No. 6 lists, as of 12/19/2002, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are citizens and residents of Canada, except for Bill O. Wood, President, and John E. Davis, Chief Financial Officer, both of whom reside in Abilene, Texas.

     Table No. 6
Executive Officers

				Date of
Name		Position	Age	Appointment

Bill O. Wood	(1)	President	48	March 31, 2000
Brian C.Irwin	(2)	Secretary	62	October 16, 2000

(1) He spends 100% of his time on the affairs of the Company.
(2) He spends 10% of his time on the affairs of the Company.

Bill O. Wood – Mr. Wood who has actively and successfully explored for oil and gas since 1978, is the President and a Director of Sovereign Chief Ventures. Mr. Wood has extensive experience with complex subsurface geology, 3D seismic and geochemical exploration. Mr. Wood has worked and participated in resource projects all across the United States and his main focus is Texas, Oklahoma, New Mexico and Louisiana.

Alfred E. Turton – Mr. Turton, is a founder of Canaccord Capital Corporation, a stockbrokerage firm headquartered in Vancouver, British Columbia Canada and is a Director of the Company. He brings to the board more than 35 years of financing and business experience.

Brian C. Irwin – Mr. Irwin was educated at the University of British Columbia where he received his B.A. in 1962 and his LLB. in 1965. He is a Director of the Company and also the Corporate Secretary.

Mr. Irwin practices corporate, securities and natural resource law with a focus on mining and corporate finance. He is a former chairman of the natural resources subsection of the British Columbia branch of the Canadian Bar Association.

Mr. Irwin has acted for varied public companies with operations in Canada, the United States, Mexico, Honduras, Chile, Switzerland, Russia and Kazakstan. The transactions involved include prospectus offerings, private placements, plans of arrangement, rights offerings, mergers, acquisitions, joint ventures and dispositions. His clients have included a number of companies with producing mines as well as oil and gas exploration companies, high tech and medical related technology companies. He has advised these clients not only in respect of transactional matters but also in respect of listing matters on the major Canadian stock exchanges and cross border financings.

John E. Davis – Mr. Davis is a Director of the Company. He has over 20 years of experience in banking and has a degree in accounting. With American State Bank, he managed a highly profitable portfolio of commercial finance clients with an emphasis on oil and gas. Mr. Davis has extensive experience in financial modelling, which was used to purchase over $20-billion in banking assets while he was with Bank of America.

Larry M. Van Hatten – Mr. Van Hatten received his CA degree in 1975, has been a Partner of Ellis Foster, an accounting firm located in Vancouver, British Columbia Canada since 1975. He is currently the Managing Partner of that firm.

Mr. Van Hatten was on the Board of the B.C. Children’s Hospital Foundation for 10 years and was Chairman of the Foundation from 1996 – 1999. He received the 2000 Community Service Award in Vancouver, British Columbia for his outstanding work with the Foundation.

He is currently on the executive committee of Moore Stephens North America Inc.

Bill D. Saxon – Mr. Saxon is a Director of the Company. He has been actively engaged in all phases of oil and gas exploration and production since 1954. As an independent oil operator and through Saxon Oil Company, which went public in 1980, and as operator of various drilling funds, Mr. Saxon was responsible for expenditures in excess of $200-million and the successful development of oil and gas production in Texas and Oklahoma.

In 1985 the oil and gas reserves of Saxon Oil and all its drilling funds were rolled into a master limited partnership, Saxon Oil Development Partners LP, listed on the American Stock Exchange.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a

Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. There are no family relationships between any two or more Directors or Executive Officers.

COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

The Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #10, "Stock Options".

Total compensation accrued and/or paid (directly and/or indirectly) to all Officers/Directors during Fiscal 2001 ended 12/31/2001 was $180,000.

Table No. 6(a)
Summary Compensation Table
(All Figures in Canadian Dollars unless otherwise noted.)

				Long-Term Compensation

		Annual Compensation			Awards

Name and					Restricted	Options/
Principal	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Position	Year	Salary	Bonus	Compensation	Award(s)	Granted(#)	Payouts	Compensation

Bill O. Wood	2001	$180,000	nil	nil	nil	146,000	nil	nil
President & CEO	2000	67,500	nil	nil	nil	200,000	nil	nil

Except for the stock option program discussed in ITEM #12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

No funds were set aside or accrued by the Company during Fiscal 2000 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has two employees. The name, location and job title of each employee is listed below:

Name	Location	Job Title

Bill O. Wood	Abilene, Texas	President
John E. Davis	Abilene, Texas	Chief Financial Officer

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Registrant is not controlled by another corporation as described below.

Table No. 7 lists, as of 12/19/2002, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7
Shareholdings of Directors and Executive Officers

Title			Amount and Nature	Percent
of			of Beneficial	of
Class	Name of Beneficial	Owner	Ownership	Class #

Common	Bill O. Wood	(1)	2,042,180	11.6%
Common	Alfred E. Turton	(2)	940,000	5.2%
Common	Brian C. Irwin	(3)	310,000	1.8%
Common	Bill D. Saxon	(4)	300,000	1.8%
Common	Larry M. Van Hatten	(5)	300,000	1.7%

1 $30,000 was paid to a company owned by Ms. MacDonald
2 Ms. MacDonald resigned as President and CEO on June 2, 2000

(1)	Of these shares 346,000 represent currently exercisable share purchase options.
(2)
Of these shares 300,000 represent currently exercisable share purchase options and 370,000 represent currently exercisable share purchase warrants. (100,000 of these currently exercisable share purchase warrants are held in the name of A.E. Turton Investments.)

(3)	Of these shares 300,000 represent currently exercisable share purchase options.
(4)	Of these shares 300,000 represent currently exercisable share purchase options.
(5)	Of these shares 300,000 represent currently exercisable share purchase options.
(6)	Of these shares 100,000 represent currently exercisable share purchase options.

Based on 17,322,302 shares outstanding as of 12/19/02 and stock options and share purchase warrants held by each beneficial holder exercisable within sixty days.

Item 7. Major Shareholders and Related Party Transactions

The Company is aware of two persons/companies who beneficially owns 5% or more of the Registrant's voting securities. Table No. 8 lists as of 12/19/2002, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8
5% or Greater Shareholders

		Amount and
		Nature of
Title of	Name and Address of	Beneficial
Class	Owner	Ownership	Percent of Class

Common	Bill O. Wood,	2,042,180	11.6%
	Abilene, Texas
Common	Alfred E. Turton,	940,000	5.2%
	Vancouver, British
	Columbia, Canada

Based on 17,322,302 shares outstanding as of 12/19/2002 and stock options held by each beneficial holder exercisable within sixty days.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During Fiscal 2001, ended December 31st, the Company paid, accrued a liability or accrued an asset from officers and directors of the Company in addition to wages paid, as previously described, as summarized below:

a.	Legal fees of $50,000 were paid to DuMoulin Black, a law firm of which Brian Irwin, a Director of the Company, is a partner;
b.	Accounts payable includes $45,408 due to Indwell Resources Inc., a company controlled by Bill O. Wood, the President and a Director of the Company; and,
c.	Accounts receivable includes $74,247 due from Bill O. Wood, the President and a Director of the Company.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or materially affect the Registrant in which any director, executive officer, or beneficial holder of more than 10% of outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Item 8. Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Bedford Curry and Company, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent interim financial statements dated 9/30/2002.

Item 9. Offer and Listing of Securities

As of 12/31/2001, the authorized capital of the Company was 100,000,000 common shares without par value. As of 12/31/2001, there were 12,590,302 common shares issued and outstanding. As of 12/19/2002, there were 17,322,302 common shares issued and outstanding.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Company Act“ of British Columbia. Unless the “Company Act“ or

the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the British Columbia Company Act contain provisions, which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a.	Transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b.	Giving financial assistance under certain circumstances;
c.	Certain conflicts of interest by Directors;
d.	Disposing of all/substantially all of Company's undertakings;
e.	Removing Director before expiration of his term of office;
f.	Certain alterations of share capital;
g.	Changing the Company name;
h.	Altering any restrictions on the Company's business; and
i.	Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

The Company's common shares began trading on the Canadian Venture Exchange (formerly the Vancouver Stock Exchange) in Vancouver, British Columbia, Canada, under its former name “Golden Feather Mines Ltd.” in 1988. The current stock symbol is “SCV”. The CUSIP number is #845912104.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust.

On 12/19/2002, the shareholders' list for the Company's common shares showed 73 registered shareholders and 17,322,302 shares issued and outstanding.

The Company has researched the indirect holding by depository institutions and estimates that there are sixty-two (62) holders of record resident in the United States. The U.S. shareholders own 6,341,543 shares or 36.7% of the issued and outstanding shares of the Company. Refer to discussion below regarding holders of record of the Company's warrants.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 500 beneficial owners of its common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 9 lists the high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the last ten fiscal quarters and the last six months.

Table No. 9
TSE Venture Exchange
Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

December 2002	$0.40	$0.25	$0.30
November 2002	$0.44	$0.33	$0.38
October 2002	$0.49	$0.46	$0.42
September 2002	$0.71	$0.45	$0.45
August 2002	$0.70	$0.42	$0.67
July 2002	$0.90	$0.46	$0.50

Quarter Ended 12/31/2002	$0.49	$0.25	$0.30
Quarter Ended 9/30/2002	$0.90	$0.42	$0.45
Quarter Ended 6/30/2002	$1.14	$0.74	$0.87
Quarter Ended 3/31/2002	$0.86	$0.38	$0.77

Quarter Ended 12/31/2001	$0.65	$0.31	$0.47
Quarter Ended 9/30/2001	$0.85	$0.33	$0.45
Quarter Ended 6/30/2001	$1.85	$0.48	$0.48
Quarter Ended 3/31/2001	$2.45	$1.00	$1.66

Quarter Ended 12/31/2000	$3.80	$1.75	$2.05
Quarter Ended 9/30/2002	$4.30	$1.90	$3.70

Quarter Ended 6/30/2002	$3.40	$2.45	$2.60

Year Ended 12/31/2002	$1.14	$0.25	$0.30
Year Ended 12/31/2001	$2.45	$0.31	$0.47
Year Ended 12/31/2000	$4.30	$1.52	$2.05
Year Ended 12/31/1999	$1.60	$0.21	$1.50
Year Ended 12/31/1998	$0.35	$0.16	$0.30

Table No. 11 lists, as of 12/19/2002 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 11
Share Purchase Warrants Outstanding

	Number of	Number of
	Share	Share			Expiration
	Purchase	Purchase	Exercise Price		Date of
Effective	Warrants	Warrants			Share
Date of	Originally	Still	First	Second	Purchase
Issuance	Granted	Outstanding	Year	Year	Warrants

01/31/2002	2,220,000	2,220,000	$0.45		01/31/2003
02/25/2002	270,000	270,000	$0.50		02/25/2003
03/07/2002	200,000	200,000			03/07/2003
05/17/2002	1,042,000	1,042,000	$0.95		05/17/2003

Debt Securities to be Registered. Not applicable.
American Depository Receipts. Not applicable.
Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The TSX Venture Exchange (“CDNX”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The CDNX currently operates as a complementary but independent exchange from its parent.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The CDNX is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The CDNX currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the CDNX is located in Calgary and the operations office is located in Vancouver.

The CDNX is a self-regulating organization owned and operated by the TSX Group. It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. CDNX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues CDNX notices to inform the public of halts, suspensions, delists and other enforcement actions. All CDNX notices can be found on the TSE/TSX website at www.tse.com. In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations
Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement
Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research
The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

LEGAL PROCEEDINGS

A claim of Michael A. Parsons against Sovereign Resources, Inc., Sovereign Chief Ventures Ltd. and Bill O. Wood in the District Court of Fort Bend County, Texas alleging breach of contract and failure of consideration in connection with a placement of securities of Sovereign Chief Ventures Ltd. in May, 2002.

A claim of D. Bradley Dean in the District Court of Dallas County, Texas against Sovereign Chief Ventures Ltd. and others for damages from alleged misrepresentations relating to the purchase of securities of Sovereign Chief Ventures Ltd. in 1999."

Cowles & Thompson, Attorneys & Counselors of Dallas, Texas, have been retained on behalf of Sovereign Chief Ventures Ltd. to defend these lawsuits. With respect to the Parsons lawsuit, application will be made to have the plaintiff's claim dismissed. With respect to the Dean lawsuit, application has been made to remove Sovereign Chief Ventures Ltd. and Bill O. Wood as defendants.

Item 10. Additional Information

The Company has financed the majority of its operations through the issuance of common shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options as described earlier in this document.

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange and the British Columbia Securities Commission.

Stock options for up to 10% of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise prices for stock options are determined in accordance with TSX Venture Exchange guidelines and reflect the average closing price of the Registrant's common shares immediately preceding the day on which the Directors grant and publicly announce the stock options (subject to an regulatory-acceptable discount), and/or at a price no lower than $0.10 exercise price per share; and the maximum term of each stock option may not exceed five years.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of 12/19/2002, as well as the number of options granted to Directors and all employees as a group.

Table No. 12
Stock Options Outstanding

	Number of
	Shares of	CDN$
	Common	Exer.	Expiration
Name	Stock	Price	Date

Larry M. Van Hatten, Director	300,000	$1.00	5/29/2007
Bill D. Saxon, Director	300,000	$1.06	5/16/2007
A.E. Ted Turton, Director	300,000	$0.50	1/31/2007
Brian C. Irwin, Secretary and	150,000	$0.45	1/3/2007
Director	50,000	$0.90	5/17/2006
	100,000	$0.90	10/16/2005
Bill O. Wood, President and Director	146,000	$0.90	5/17/2006
	200,000	$0.90	10/16/2005

M. Alexander Wurm, Employee	12,000	$3.00	5/39/05

Total Officers and/or Directors
(5 persons)	1,546,000
Total Employees and/or Consultants
( 1 person )	12,000

Total Officers/Directors/Employees	1,558,000

Memorandum and Articles of Association

The Company is incorporated under the laws of British Columbia and is governed under the Company Act of British Columbia (“The Company Act” or “The Act”).

The Memorandum and Articles of the Company do not address the Company’s objects and purposes.

A Director shall not vote in respect of the approval of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken.

The Directors may from time to time in behalf of the Company:

(a)	Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;
(b)	Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and
(c)
Mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

(d)	Guarantee the indebtedness of an affiliate of the Company or of any other person.

There are no age considerations pertaining to the retirement or non-retirement of directors.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by The Act, to become or act as a Director.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act. Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Company Act of British Columbia contain provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a.	Transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b.	Giving financial assistance under certain circumstances;
c.	Certain conflicts of interest by Directors;
d.	Disposing of all/substantially all of Company's undertakings;
e.	Removing Director before expiration of his term of office;
f.	Certain alterations of share capital;
g.	Changing the Company name;
h.	Altering any restrictions on the Company's business; and
i.	Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Subject to Article 9.2 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint. In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting. A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company. But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

Material Contracts

The Company considers the following as material contracts, entered into by the Company and its subsidiaries, which are currently in effect:

1	.	The Bowie County Contract;
2	.	The Laslie Contract;
3	.	The XX Ranch Contract; and,
4	.	The Western Oklahoma Contract

Each of these contracts deals with the Company’s various oil and gas property interests and are included as exhibits.

EXCHANGE CONTROLS AND OTHER LIMITATIONS
AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES
Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the

60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include three quarters (two thirds for dispositions after February 27, 2000 and before October 18, 2000 and one half after October 18, 2000) of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three quarters (two thirds for disposition after February 27, 2000) of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns. Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statements by Experts

A consent by the Company’s auditors is included as an exhibit to this document.

Document Inspection

All of the documents referred to in this Registration Statement may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this Registration Statement.

Item 11. Disclosures about Market Risk

Not Applicable

Item 12. Description of Other Securities

Not Applicable

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Part III

Item 17. Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in a footnote to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Bedford Curry and Co., independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Item 18. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19. Exhibits

(A1) The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The report of Bedford Curry and Co, independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditors Report dated May 14, 2002

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference dated May 14, 2002

Consolidated Statements of Earnings and Deficit for the Fiscal Years ended December 31, 2001, 2000 and 1999

Consolidated Balance Sheets at December 31, 2001 and 2000

Consolidated Statements of Cash Flows for the Fiscal Years ended December 31, 2001, 2000 and 1999

Notes to the Consolidated Annual Financial Statements

Unaudited Financial Statements

Notice to Reader dated November 26, 2002
Consolidated Statement of Earnings and Deficit for the Three months ended September 30, 2002 and 2001 and for the Nine months ended September 30, 2002 and 2001

Consolidated Balance Sheet at September 30, 2002 and December 31, 2001

Consolidated Statement of Cash Flows for the Three months ended September 30, 2002 and 2001 and for the Nine months ended September 30, 2002 and 2001

Notes to the Consolidated Interim Financial Statements

Notes to Unaudited Consolidated Financial Statements

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)	Index to Exhibits:
1.	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation
2.	Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3.	Voting Trust Agreements – NA
4.	Material Contracts – The Bowie County Contract; The Laslie Contract; The XX Ranch Contract; and, The Western Oklahoma Contract
5.	List of Foreign Patents – N/A
6.	Calculation of earnings per share – N/A
7.	Explanation of calculation of ratios – N/A
8.	List of Subsidiaries - N/A
9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities –N/A
10.	Other Documents

Annual Information Form (Fiscal 2001)
Information Circular for Meeting held on 6/17/02
Proxy Statement for Meeting held on 6/17/02
Consent of Independent Auditors

CONSOLIDATED FINANCIAL STATEMENTS

SOVEREIGN CHIEF VENTURES LTD.

ABILENE, TEXAS, U.S.A.

DECEMBER 31, 2001 AND 2000

1.	AUDITORS' REPORT
2.	CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
3.	CONSOLIDATED BALANCE SHEETS
4.	CONSOLIDATED STATEMENTS OF CASH FLOWS
5.	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITORS' REPORT

To the Shareholders of Sovereign Chief Ventures Ltd.

We have audited the consolidated balance sheets of Sovereign Chief Ventures Ltd. as at December 31, 2001 and 2000 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, British Columbia	BEDFORD CURRY & CO.
May 14, 2002	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING
DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated May 14, 2002 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Vancouver, British Columbia	BEDFORD CURRY & CO.
May 14, 2002	CHARTERED ACCOUNTANTS

1

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

REVENUE
Oil and gas	$109,757	47,990	-
Interest	774	10,290	4,574
Administration fees	-	48,083	-
Other	-	4,716	-

	110,531	111,079	4,574
EXPENSES
Wages and benefits	214,805	116,575	-
Investor relations	155,523	77,003	-
Legal and accounting	121,229	209,384	2,225
Depletion and depreciation	97,777	49,711	-
Consulting	40,825	17,014	-
Office and general	36,328	53,189	24,370
Travel and auto	36,057	52,248	411
Oil and gas production costs	32,160	-	-
Telephone	25,806	35,771	-
Promotion	23,914	10,360	-
Rent	17,814	10,797	-
Regulatory fees	2,236	10,390	15,541
Bank charges and interest	1,259	1,212	-
Management fees	-	30,000	30,000
Insurance (recovery)	-	(4,081)	-
Gain on foreign exchange	(37,774)	(20,098)	-
Property investigation costs	-	-	29,850

	767,959	649,475	102,397

Net loss before write-off of deposit	(657,428)	(538,396)	(97,823)
Write-off of deposit [Note 3]	(374,774)	-	-

NET LOSS	(1,032,202)	(538,396)	(97,823)
Deficit, beginning of year	(2,153,421)	(1,615,025)	(1,517,201)

DEFICIT, end of year	$(3,185,623)	(2,153,421)	(1,615,024)

LOSS PER SHARE [Note 5]	$(0.09)	(0.07)	(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING	12,100,236	7,465,380	3,260,767

2

Sovereign Chief Ventures Ltd.

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

	2001	2000

ASSETS

Current
Cash	$40,470	99,307
Accounts receivable	140,913	152,558
Deposits [Note 3]	-	1,109,674
Prepaid insurance	-	2,404

	181,383	1,363,943

Property and equipment [Note 4]	6,654,554	6,324,147

	$6,835,937	7,688,090

LIABILITIES

Current
Accounts payable	$294,174	167,491
Due to shareholders	-	30,303

	294,174	197,794

SHAREHOLDERS' EQUITY

Share capital [Note 5]	9,727,386	8,597,117
Share subscriptions	-	1,046,600
Deficit	(3,185,623)	(2,153,421)

	6,541,763	7,490,296

	$6,835,937	7,688,090

APPROVED ON BEHALF OF THE BOARD:

/s/ BILL O. WOOD	/s/ BRIAN C. IRWIN

Director	Director

3

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

OPERATIONS

Net loss	$(1,032,202)	(538,396)	(97,823)
Add items not affecting cash:
Write off of deposit	374,774	-	-
Depletion and depreciation	97,777	49,711	-
Shares issued for finders fees	40,825	-	-

	(518,826)	(488,685)	(97,823)
Change in non-cash working capital balances related to operations:
Decrease (increase) in accounts receivable	11,645	(152,558)	-
Decrease (increase) in prepaid insurance	2,404	(2,404)	-
Increase in accounts payable	126,683	220,868	(28,771)

	(378,094)	(422,779)	(126,594)

FINANCING

Issuance of common shares	38,813	-	-
Escrow shares issued	4,031	-	-
Shares issued for warrants exercised	-	685,026	-
Increase in share subscriptions	-	711,574	335,026
Decrease in amounts due to shareholders	(30,303)	(33,246)	29,174

	12,541	1,363,354	364,200

INVESTING

Acquisition of equipment	(52,986)	(48,116)	-
Petroleum and natural gas properties:
Proceeds on disposition	114,567	-	-
Exploration costs	(489,765)	(120,259)	-
Decrease (increase) in deposits	734,900	(1,109,674)	-

	306,716	(1,278,049)	-

Decrease in cash	(58,837)	(337,474)	237,606

Cash and short term investments, beginning of year	99,307	436,781	199,175

CASH, end of year	$40,470	99,307	436,781

4

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999

1. NATURE OF OPERATIONS

Sovereign Chief Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange and the Frankfurt Stock Exchange.

The Company is primarily engaged in the acquisition and exploration of petroleum and natural gas properties in the United States.

The Company is in the process of developing its oil and gas properties and has experienced an operating loss of $1,032,202 (2000: $538,396) in the year ended December 31, 2001. The Company's ability to continue as a going concern is dependent upon achieving profitable levels of operations and, if necessary, on the ability of the Company to obtain necessary financing.

The consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in these consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis for consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Sovereign Resources Inc. (USA).

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Equipment - Equipment is recorded at cost and depreciated over its estimated useful life using the declining balance method as the following rates:

Well equipment	30%
Office equipment	20%
Computer software	100%

One half of the above rates is applied in the year of acquisition.

Petroleum and natural gas properties - The Company employs the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to exploration and development of reserves are capitalized into geographical cost centres. Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells and related overhead.

Capitalized costs, excluding costs relating to unproven properties, are depleted using the unit-of-production method based on estimated proven reserves, as prepared by an independent engineer. In the absence of proven reserves, properties are depleted to the extent of net revenues. For the purposes of the depletion calculation, proven reserves are converted to a common unit of measure on the basis of their approximate relative energy content.

5

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2001, 2000 and 1999

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

In applying the full-cost method, the Company performs a ceiling test to ensure that capitalized costs net of accumulated depletion do not exceed the estimated future net revenues from production of proven reserves. The carrying value of the properties is compared annually to estimated future net cash flows from production or proven reserves. Future net cash flow is estimated using undiscounted value of future net revenues from proven reserves, based on current prices and costs, less estimated future site restoration costs, general and administrative expenses, financing costs, and income taxes.

Proceeds on disposal of properties are normally applied as a reduction of the capitalized costs without recognition of a gain or loss, except where such a disposal would alter the depletion rate by 20% or more.

Foreign currency translation - The accounts of the non-Canadian subsidiary, which is considered to be dependent on the Company, and transactions of Canadian operations denominated in foreign currencies are translated to Canadian dollars using the temporal method. Under this method monetary assets and liabilities are translated at current rates of exchange and other assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at average rates of exchange for the year, except for depreciation and amortization which are translated at rates in effect when the related assets were acquired. All exchange gains and losses are recognized currently in earnings.

Financial instruments - The Company's financial instruments consist of cash, deposits, and accounts payable. It is management's opinion the Company is not exposed to significant interest or credit risks, arising from its other financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

The Company is exposed to foreign currency risks to the extent that accounts receivable and accounts payable are denominated in U.S. dollars. The Company does not have foreign exchange hedges in place at this time.

Stock-based compensation - The Company issued stock options to certain employees, directors and advisors. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees in exercise of stock options or purchase of stock is credited to share capital.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

Use of estimates - The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2001, 2000 and 1999

3. DEPOSIT

The Company made a US$750,000 deposit pursuant to an agreement dated May 10, 2000 with Northern Lights Energy, Ltd. ("Northern"). The Company agreed to purchase 100% of Northern for US$5,000,000. The Company was unable to obtain regulatory approval and the agreement was terminated. The deposit was secured by a deed of trust and a promissory note. The deed of trust covered 25% of the total proceeds of revenues generated from the assets of Northern.

During the year, the Company received $300,700 (US$194,138) and Northern settled the outstanding amount by making a cash payment of $434,200 (US$283,754). The remaining balance of $374,774 (US$241,961) was written off in the current year.

4. PROPERTY AND EQUIPMENT

		Accumulated
		depletion and	Net Book Value
	Cost	depreciation	2001	2000

Petroleum and natural gas properties	$6,730,625	155,245	6,575,380	6,277,799
Well equipment	87,742	16,396	71,346	37,687
Office equipment	9,211	1,383	7,828	4,193
Computer software	-	-	-	4,468

	$6,827,578	173,024	6,654,554	6,324,147

5. SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares of no par value. Shares have been issued as follows:

	2001		2000
	Number	Amount	Number	Amount

Balance, beginning of year	11,610,170	$8,597,117	3,320,589	$1,618,746

Shares issued for private placement	371,143	1,046,600	-	-
Shares issued for finders fee	37,114	40,825	400,050	645,327
Warrants exercised	168,750	38,813	3,500,000	685,026
Escrow shares issued	403,125	4,031	-	-
Shares issued for purchase of subsidiary	-	-	4,127,213	5,560,203
Shares issued for debt	-	-	418,168	87,815
Escrow shares cancelled	-	-	(155,850)	-

Balance, end of year	12,590,302	$9,727,386	11,610,170	$8,597,117

7

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2001, 2000 and 1999

5. SHARE CAPITAL (continued)

Options and warrants - The Company has issued stock options to directors and employees and stock warrants as follows:

		Outstanding				Outstanding
	Exercise	Dec. 31,			Expired or	Dec. 31,
	Price	2000	Additions	Exercised	cancelled	2001	Expiry date

Options:	$0.90	12,000	-	-	-	12,000	May 29, 2005
	$0.90	610,000	-	-	-	610,000	Oct. 16, 2005
	$0.90	100,000	-	-	-	100,000	Nov. 28, 2005
	$0.90	-	496,000	-	-	496,000	May 17, 2006

		722,000	496,000	-	-	1,218,000

Warrants:	$0.23	168,750	-	(168,750)	-	-	June 2, 2002
	$3.31	-	185,572	-	-	185,572	May 29, 2002

		168,750	185,572	(168,750)	-	185,572

Loss per share - Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

6. RELATED PARTY TRANSACTIONS

During the year the Company had the following related party transactions:

a)	Employee wages and benefits includes $107,562 (2000: $67,500) paid to a director of the Company.

b)	Legal fees of $50,024 (2000: $18,118) were paid to a law firm of which a partner is a director of the Company. Accounts payable includes $25,855 due to the law firm.

c)	Accounts payable includes $45,408 (2000: $30,523) due to Indwell Resources Inc., a company controlled by a director of the Company.

d)	Accounts receivable includes $74,247 (2000: $42,437) due from a director and an officer of the Company. Subsequent to the year end, the amount was repaid.

7. CONTINGENT LIABILITY

The Company has certain operating commitments aggregating US$25,000 on its petroleum and natural gas properties.

8

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2001, 2000 and 1999

8. INCOME TAXES

The company has non-capital loss carry-forwards and allowances in respect of resource development costs which, subject to certain restrictions, are available to be offset against future taxable income. Future benefit of these losses and allowances has been offset by a valuation allowance.

9. SUBSEQUENT EVENTS

Morgan Prospect - On January 21, 2002 the Company signed a letter of intent with Corinthian Energy Corporation ("Corinthian") to purchase a 12.5% working interest and a 10% net revenue interest with an option to purchase an additional 6.25% working interest in the Morgan Prospect. The prospect is located in southwest Jones County, approximately 26 miles Northwest of Abilene, Texas.

Private Placement for 3,100,000 units - On January 30, 2002, the Company issued 3,100,000 units at $0.35 per unit to net the Company $1,085,000. Each unit consists of one common share and one common share purchase warrant exercisable for up to one year from the date of issuance at a price of $0.45. The securities are subject to a hold period expiring on May 1, 2002.

Pursuant to the private placement, 90,000 shares were issued, as a finders fee, to the LOM Group. In addition, Yorkton Securities Inc. has received $7,875 cash and 30,000 agent's warrants. Each agent's warrants entitles the agent to purchase an additional common share at a price of $0.45 for up to one year from the date of issuance.

Private Placement for 270,000 units - On February 25, 2002, the Company issued 270,000 units at $0.375 per unit to net the Company $101,250. Each unit consists of one common share and one common shares purchase warrant exercisable for up to one year from the date of issuance at a price of $0.50. The securities are subject to a hold period expiring on June 25, 2002.

Claim filed against the Company - In February 2002, a shareholder filed a claim against the Company for unspecificed damages relating to the Company's stock price. The Company has countered by filing a motion to dismiss and management is of the opinion that the claim is totally without merit.

Private Placement for 200,000 units - On March 6, 2002, the Company issued 200,000 units at $0.51 per unit to net the Company $102,000. Each unit consists of one common share and one common shares purchase warrant exercisable for up to one year from the date of issuance at a price of $0.64. The securities are subject to a hold period expiring on July 8, 2002.

9

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2001, 2000 and 1999

10. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("US GAAP"), in all material respects, except as noted below:

(Expressed in Canadian Dollars)	2001	2000	1999

Net loss as reported in accordance with Canadian GAAP	$(1,032,202)	(538,396)	(97,823)
Adjustments
Foreign currency translation	(37,774)	(20,098)	-

Net loss as reported in accordance with U.S. GAAP	$(1,069,976)	(558,494)	(97,823)

Foreign currency translation - Under U.S. GAAP, the functional currency for the Company's foreign subsidiary is the local currency. Accordingly, the current rate method of foreign currency translation is required to be used for conversion into Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rate prevailing on the balance sheet date. Shareholders equity accounts are translated using the prevailing rates on the transaction dates and revenues and expenses are translated using the average rate for the year.

As a result of the above required adjustments, total assets under U.S. GAAP as at December 31, 2001 and 2002 would have decreased to $7,670,613 and $6,799,890, respectively.

Translation adjustments resulting from foreign currency translations are recorded as a separate component of the shareholders equity section on the balance sheet.

Oil and Gas Properties - Under U.S. GAAP, the ceiling test under the full cost method performed for each cost centre by comparing the net capitalized cost to the present value of the estimated future net revenues from production of proved reserves is calculated using a discount rate of 10%, net of the effects of future costs to develop and produce proven reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized cost are expensed in the period to which they relate. The difference had no material consequences as the Company does not have any proven reserves.

10

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2001, 2000 and 1999

10. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Stock based compensation - Under U.S. GAAP, Compensation expense must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. No recognition is required under Canadian GAAP. The Company would elect to apply Accounting Principles Board Opinion No. 25 as interpreted by FASB Interpretation No. 44 in accounting for its stock options and accordingly no compensation cost has been recognized. The Company would have recorded the following values had compensation expense been determined using the fair value method at the grant dates for the stock options:

(Expressed in Canadian Dollars)	2001	2000	1999

Net loss as reported	$(1,032,202)	(538,396)	(97,823)
Compensation expense related to the fair value of stock options	(340,752)	(1,941,900)	-

Pro forma net loss for the year ended	(1,372,954)	(2,480,296)	(97,823)

Pro forma basic loss per share	$(0.11)	(0.33)	(0.03)

No stock options were granted during 1999 fiscal year. Accordingly, there is no impact on loss under a pro-forma application of a fair value model under U.S. GAAP.

The foregoing information is calculated in accordance with the Black-Scholes option pricing model, using the following data and assumptions:

Risk free interest rate	3.5%
Expected dividend yield	0%
Expected stock price volatility	101%
Expected life of options	5 years

Recent pronouncements - Under U.S. GAAP the Company is required to provide details of how the financial statements would be affected by new pronouncements.

Business combinations - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS 141 is effective for business combinations completed after June 30, 2001. The Company does not expect SFAS 141 will have a material impact on the Company's financial position or results of operations.

Goodwill and Intangible Assets - In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Intangible Assets", which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized and will be tested for impairment annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company does not expect SFAS 142 will have a material impact on the Company's financial position or results of operations.

11

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2001, 2000 and 1999

10. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Accounting for the impairment or disposal of long lived assets - In August 2001, the FASB issued SFAS No. 144 "Accounting for the impairment or disposal of long lived assets", which retains, in general, the requirements of SFAS No. 144 and addresses significant implementation issues. The provisions of SFAS No. 144 are effect for financial statements issued for fiscal years beginning after December 15, 2001 and generally, are to be applied prospectively. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

12

CONSOLIDATED FINANCIAL STATEMENTS

SOVEREIGN CHIEF VENTURES LTD.

ABILENE, TEXAS, USA

SEPTEMBER 30, 2002

1.	NOTICE TO READER

2.	CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

3.	CONSOLIDATED BALANCE SHEET

4.	CONSOLIDATED STATEMENT OF CASH FLOWS

5.	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BEDFORD CURRY & CO.,
CHARTERED ACCOUNTANTS

MICHAEL J. BEDFORD INC.

NOTICE TO READER

We have compiled the consolidated balance sheet of Sovereign Chief Ventures Ltd. as at September 30, 2002 and the consolidated statements of earnings and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these consolidated statements may not be appropriate for their purposes.

Vancouver, British Columbia	BEDFORD CURRY & CO.
November 26, 2002	CHARTERED ACCOUNTANTS

1

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

Unaudited - See Notice to Reader

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001

REVENUE

Oil and gas	$9,894	32,617	$70,180	90,823
Interest	1,293	447	4,051	740

	11,187	33,064	74,231	91,563
EXPENSES

Legal and accounting	89,308	25,808	335,258	67,846
Oil and gas production costs	92,996	-	287,860	-
Wages and benefits	99,085	68,336	252,478	206,653
Investor relations	59,618	59,592	167,032	141,928
Office and general	4,113	27,849	116,602	64,613
Depletion and depreciation	14,356	97,019	38,387	160,623
Promotion	7,347	7,931	34,151	18,968
Gain (loss) on foreign exchange	(7,475)	(14,710)	28,720	(4,675)
Travel and auto	8,062	5,264	24,650	31,659
Rent	9,351	4,685	20,050	13,350
Telephone	5,068	5,797	14,835	18,877
Bank charges and interest	718	250	1,309	1,014
Finder's fees	-	-	-	40,825
Regulatory fees (recovery)	-	(914)	-	2,236

	382,547	286,907	1,321,332	763,917

Net loss before other item	(371,360)	(253,843)	(1,247,101)	(672,354)

OTHER ITEM

Write off of deposit	-	(354,166)	-	(354,166)

NET LOSS	(371,360)	(608,009)	(1,247,101)	(1,026,520)

Deficit, beginning of period	(4,061,367)	(2,571,931)	(3,185,626)	(2,153,420)

DEFICIT, end of period	$(4,432,727)	(3,179,940)	$(4,432,727)	(3,179,940)

LOSS PER SHARE - BASIC	$(0.02)	(0.05)	$(0.08)	(0.08)

WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	16,786,302	12,386,174	14,956,302	12,100,236

2

Sovereign Chief Ventures Ltd.

CONSOLIDATED BALANCE SHEET

Unaudited - See Notice to Reader

	September 30,	December 31,
	2002	2001

ASSETS

Current
Cash	$164,938	40,470
Accounts receivable	21,059	140,913

	185,997	181,383

Property and equipment	7,361,254	6,654,554

	$7,547,251	6,835,937

LIABILITIES

Current
Accounts payable	$85,141	294,174

SHAREHOLDERS' EQUITY

Share capital [Note 3]	11,894,837	9,727,386
Deficit	(4,432,727)	(3,185,623)

	7,462,110	6,541,763

	$7,547,251	6,835,937

APPROVED ON BEHALF OF THE BOARD:

/s/ BILL O. WOOD	/s/ BRIAN C. IRWIN

Director	Director

3

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENT OF CASH FLOWS

Unaudited - See Notice to Reader

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001

OPERATIONS
Net loss	$(371,360)	(253,843)	$(1,247,101)	(1,026,520)
Add items not affecting cash:
Depletion and depreciation	14,356	97,019	38,387	160,623
Write off of deposit	-	354,166	-	354,166
Shares issued for finders fees	-	-	-	40,825

	(357,004)	197,342	(1,208,714)	(470,906)
Change in non-cash working capital balances:
Decrease in accounts receivable	109,464	827	119,854	70,206
Increase (decrease) in accounts payable	(245,238)	16,170	(209,033)	(45,353)
Increase in prepaid insurance	-	-	-	2,404

	(492,778)	214,339	(1,297,893)	(443,649)
FINANCING
Issuance of common shares	13,299	-	2,167,451	38,813
Escrow shares issued	-	-	-	4,031
Decrease in amounts due to shareholders	-	-	-	(10,000)

	13,299	-	2,167,451	32,844
INVESTING
Decrease in deposits	-	181,963	-	755,508
Petroleum and natural gas properties:
Proceeds on disposition	-	-	-	114,567
Exploration costs	(143,456)	(363,742)	(465,861)	(464,973)
Acquisition of equipment	(168,158)	(26,341)	(279,229)	(49,268)

	(311,614)	(208,120)	(745,090)	355,834

Increase (decrease) in cash	(791,093)	6,219	124,468	(54,971)
Cash, beginning of period	956,031	38,117	40,470	99,307

CASH, end of period	$164,938	44,336	$164,938	44,336

4

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2002	Unaudited - See Notice to Reader

1. NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as noted below, and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

Stock options - Effective January 1, 2002 the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants on "Stock-Based Compensation and Other Stock-Based Payments". These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. The Company, as permitted by the new recommendation has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees and in accordance with the recommendations will provide certain pro forma information required by the fair value method of accounting for stock options. The adoption of the new accounting standard has no material effect on the interim financial statements.

Earnings per share - Effective January 1, 2002, the Company retroactively adopted the new accounting recommendations made by the CICA for presentation and disclosure of basic and diluted earnings per share. The Company has adopted the "treasury stock method" in computing earnings per share. The retroactive impact of adopting the new recommendations had no significant impact on the Company's basic and diluted earnings per share. Basic earnings per common share are calculated on the net earnings using the weighted average number of shares outstanding during the fiscal period.

For the period ended September 30, 2002, the existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

2. PETROLEUM AND NATURAL GAS PROPERTIES

	Palo Pinto	Other	Total

Balance, beginning of period	5,970,099	605,281	$6,575,380
Lease operating costs	-	289,339	289,339
Prospect costs	-	176,522	176,522

	5,970,099	1,071,142	$7,041,241

5

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Nine months ended September 30, 2002	Unaudited - See Notice to Reader

3. SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares of no par value. Shares have been issued as follows:

	September 30, 2002		December 31, 2001
	Number	Amount	Number	Amount

Balance, beginning of period	12,590,302	$9,727,386	11,610,170	$8,597,117

Shares issued for private placement	4,620,000	2,180,750	371,143	1,046,600
Shares issued for finders fees	112,000	-	37,114	40,825
Warrants exercised	-	-	168,750	38,813
Escrow shares issued	-	-	403,125	4,031
Share issuance costs	-	(13,299)	-	-

Balance, end of period	17,322,302	$11,894,837	12,590,302	$9,727,386

4. CONTINGENT LIABILITY AND COMMITMENTS

Commitments - The Company has certain operating commitments aggregating US$25,000 on its petroleum and natural gas properties.

Claim filed against the Company - In February 2002, a shareholder filed a claim against the Company for unspecified damages relating to the Company's stock price. The Company has countered by filing a motion to dismiss the claim and management is of the opinion that the claim is totally without merit.

6

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Nine months ended September 30, 2002	Unaudited - See Notice to Reader

5. STOCK-BASED COMPENSATION

As described in Note 1 the Company has adopted the new recommendation of the Canadian Institute of Chartered Accountants ("CICA") with regards to stock-based compensation. Accordingly, no compensation expense has been recognized for options granted during the period. Section 3870 of the CICA Handbook requires pro forma disclosures of net loss and net loss per share, as if the fair value based method of accounting for employee stock options had been applied. The Company used the Black-Scholes option valuation model to value the stock options granted during the quarter. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation and the pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate	4.5%
Expected dividend yield	0%
Expected stock price volatility	50%
Expected life of options	5 years

The Company's net loss and loss per share on a pro forma basis would have been restated as follows:

Net loss for the the period ended September 30, 2002, as reported	$(1,247,101)
Compensation expense related to the fair value of stock options	(265,000)

Pro forma net loss for the period ended September 30, 2002	$(1,512,101)

Basic loss per share, as reported	$(0.08)
Pro forma basic loss per share	$(0.10)

6. SUBSEQUENT EVENTS

Joint Venture - On November 4, 2002, the TSX Venture Exchange accepted a participation agreement with Saxon to earn a 50% joint venture interest in a large regional hydrocarbon project located in Oklahoma. The Company intends to participate as to 20% in the first well project. The Company's share of acreage acquisition costs is US$200,000 and its share of drilling and completion costs is US$300,000. There is a 3% overriding royalty interest in favour of Saxon.

Sale of Property - On September 26, 2002, the TSX Venture Exchange accepted for filing the sale of 5% of Sovereign's working interest in the Brookshire Dome Project to an arm's length third party for 750,000 shares of the Company's own stock held by the purchaser. The purchaser has also agreed to voluntarily escrow 150,000 shares of the Company.

7

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SOVEREIGN CHIEF VENTURES LTD.
Registrant

Dated: January 30, 2003	By:	/s/ Bill O. Wood, President